SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Prudential plc: Acquisition of AIA Pt3

APPENDIX IV: DETAILED INFORMATION ON AIA GROUP

This Appendix contains certain forward looking statements relating to the AIA Group that are based on the beliefs of AIA Group's management as well as assumptions made by and information currently available to AIA Group's management.  These forward looking statements are, by their nature, subject to significant risks and uncertainties.  These forward looking statements include, without limitation, statements relating to trends in prices, volumes, operations, margins, overall market trends, risk management and exchange rates.  These forward looking statements are not a guarantee of future performance.  You are strongly cautioned that reliance on any forward looking statements involves known and unknown risks and uncertainties.  Actual results and events may differ materially from information contained in the forward looking statements as a result of a number of factors, including:
.
Difficult operating conditions have had a material impact and may continue to materially impact our business, financial condition, results of operations and liquidity.
.
Interest rate fluctuations may materially and adversely affect our profitability.
.
We may be unable to match closely the duration of our assets and liabilities, which could increase our exposure to interest rate risk.
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An actual or perceived reduction in our financial strength or a downgrade in our credit ratings could increase policy surrenders and withdrawals, damage our business relationships and negatively impact new sales of our products.
.
Our cross-border operations pose complex foreign currency, management, legal, tax and economic risks.
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If we are not able to attract, motivate and retain agency leaders and individual agents, our competitive position, growth and profitability will suffer.
.
We depend on key management and actuarial, information technology, investment management, underwriting, sales staff and other personnel, and our business, profitability and prospects would suffer if we lose their services and are unable to adequately replace them.
.
Differences between actual benefits and claims experience and underwriting and reserving assumptions, as well as deviations from the assumptions used in pricing our products, could have a material adverse effect on our financial condition and results of operations.
.
Agent, employee and distribution partner misconduct is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation against us.
.
Losses on our investments may have a material adverse effect on our financial condition and results of operations.
.
Increases in the amount of allowances and impairments taken on our investments could have a material adverse effect on our financial condition and results of operations.
.
Our businesses are highly regulated and future regulatory changes may occur and could result in financial losses or harm to our business.
.
The impact of epidemics, international tension, terrorist attacks, ongoing and new wars, military actions, natural disasters or other catastrophes may materially and adversely affect our claims experience, investment portfolio, financial condition and results of operations.
.
Over our long operating history, our geographical markets have undergone significant legal and regulatory changes and there have been significant changes in the ownership, management, personnel and reporting structures of our businesses. This may make it difficult for us to identify all liabilities associated with our historical activities.
.
We are subject to risks related to currency fluctuations and regulation.
.
De-pegging of the HK dollar may adversely affect our financial condition and results of operations.
.
We may need additional capital in the future, and we cannot assure you that we will be able to obtain such capital on acceptable terms or at all.
.
Our risk management policies and procedures and internal controls, as well as the risk management tools available to us, may not be adequate or effective.
.
We may have difficulty implementing our new financial reporting and information systems and processes.
.
Failure to secure new distribution relationships, as well as any termination or disruption of our existing distribution relationships, may have a material adverse effect on our competitiveness and result in a material impact on our financial condition and results of operations.
.
Concentration of our investment portfolio in any particular asset class, market or segment of the economy may increase our risk of suffering investment losses.
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We are subject to the credit risk of our investment counterparties, including the issuers or borrowers whose securities or loans we hold.
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We hold significant amounts of sovereign debt obligations in our investment portfolio.
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We rely on third party service providers in several areas of our operations and therefore do not have full control over the services provided to us or our customers.
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Our actual financial performance may vary materially from the financial information contained in this announcement.
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Litigation and regulatory investigations may result in significant financial losses and harm to our reputation.
.
Our business and prospects may be materially and adversely affected if we are not able to manage our growth successfully.
.
We may undertake investments, acquisitions, distribution arrangements, partnerships and new business lines and strategies, which may not be successful.
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Our operations could be disrupted by unexpected network interruptions caused by system failures, natural disasters or terrorist attacks, as well as by unauthorised tampering with, or security breaches of, our information technology systems.
.
Our brand names and intellectual property are important to us and we may not be able to protect them.
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We face risks related to changes in our ownership.
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We face significant competition and our business and prospects will be materially harmed if we are not able to compete effectively.
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Consolidation of distributors of insurance, investment and pension products may have a material adverse effect on the industry and the profitability of our business.
.
Compliance with solvency requirements may force us to raise additional capital, change our business strategy or reduce our growth.
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The rate of growth of the life insurance, investment and pension industries in the Asia Pacific region may not be as high or as sustainable as we anticipate.
.
Customer preferences for insurance, investments and pension products as well as wealth management solutions may change and we may not respond appropriately or in time to sustain our business or our market share in the geographical markets in which we operate.
.
Government measures and regulations in response to financial and other crises may materially and adversely affect our business.
.
Changes in taxation on our business may materially and adversely affect our business, financial condition and results of operations.

DEFINITIONS
The following terms apply throughout this Appendix IV and Appendix V unless the context otherwise requires:

Active Agent	an agent who sells at least one life insurance product per month;
AIRCO	AIG Reinsurance Company, Limited, an AIG subsidiary;
ALICO	AIG Life Insurance Company, an AIG subsidiary;
AIA	AIA Group Limited;
AIA Group	AIA and its subsidiaries from time to time;
AIA Limited	AIA Company Limited;
AIA-B	American International Assurance Company (Bermuda) Limited, a AIA Limited subsidiary;
AIA-CM	AIA Corporate Marketing Company Limited, a AIA Limited subsidiary;
AIA-PT	AIA Pension and Trustee Company Limited, a AIA Limited subsidiary;
AIA - T	American International Assurance Company (Trustee) Limited, a AIA Limited subsidiary;
AIA Australia	AIA Australia Limited, a AIA Limited subsidiary;
AIA Brunei	the business and operations of AIA Limited's branch in Brunei;
AIA Central	building located at 1 Connaught Road, Central, Hong Kong;
AIA China	the business and operations of AIA Limited's China branches and sub-branches;
AIA Group	AIA and its subsidiary undertakings and branches from time to time;
AIA Hong Kong	the business and operations of AIA Limited's and AIA-B's Hong Kong branches;
AIA India	Tata AIG Life Insurance Company Limited, a joint venture between Tata Sons Limited and AIA Limited;
AIA Indonesia	PT AIA Financial, a AIA Limited subsidiary;
AIA Korea	the business and operations of AIA-B's Korea branch;
AIA Macau	the business and operations of AIA-B's Macau branch;
AIA Malaysia	American International Assurance Bhd., a AIA Limited subsidiary;
AIA New Zealand	the business and operations of AIA-B's New Zealand branch;
AIA Pension	AIA-T and AIA-PT, collectively;
AIA Singapore	the business and operations of AIA Limited's Singapore branch;
AIA Taiwan	the business and operations of AIA-B's Taiwan branch;
AIA Thailand	the business and operations of AIA Limited's Taiwan branch;
AIA Vietnam	AIA (Vietnam) Life Insurance Company Limited, a AIA Limited subsidiary;
AIG Events	has the meaning set forth in the section headed "History and Reorganisation" in this announcement;
AIG Group	AIG and its subsidiaries from time to time, excluding the AIA Group;
BPI	Bank of the Philippine Islands;
CIRC	China Insurance Regulatory Commission, a regulatory body responsible for the supervision and regulation of the PRC insurance industry;
China or PRC	The People's Republic of China, excluding for the purposes of this announcement only (unless otherwise indicated), Taiwan, Hong Kong and Macau;
FRBNY	The Federal Reserve Bank of New York;
FRBNY Credit Agreement	AIG's revolving credit agreement with FRBNY as described in the section headed "History and Reorganisation" in this announcement;
FY 2007	in relation to AIA and the AIA Group, the financial year ending 30 November 2007;
FY 2008	in relation to AIA and the AIA Group, the financial year ending 30 November 2008;
FY 2009	in relation to AIA and the AIA Group, the financial year ending 30 November 2009;
Hong Kong or HK	the Hong Kong Administrative Region of the PRC; in the context of the Key Markets, Hong Kong includes Macau;
IAS	the International Accounting Standards promulgated by the IASB;
IASB	the International Accounting Standards Board;
ICO	the Insurance Companies Ordinance, Chapter 41 of the Laws of Hong Kong
IFRS	international financial reporting standards;
India	The Republic of India;
Indonesia	The Republic of Indonesia;
Key Geographical Markets	Hong Kong, Thailand, Singapore, Korea, Malaysia, and China;
Key Markets	Hong Kong (including Macau), Thailand, Singapore (including Brunei), Korea, Malaysia and China;
Korea	The Republic of Korea;
Macau	the Macau Special Administrative Region of the People's Republic of China;
MDRT	the Million Dollar Round Table, an association that represents sales professionals in the life insurance based financial services industry;
MPFSO	Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong);
OCI	Office of the Commissioner of Insurance, a regulatory body responsible for the supervision and regulation of the Hong Kong insurance industry;
Other Geographical Markets	Australia, the Philippines, Indonesia, Vietnam, Taiwan, New Zealand, Macau, Brunei and the AIA Group's interests in its joint venture in India;
Other Markets	Australia, the Philippines, Indonesia, Vietnam, Taiwan, New Zealand, and the AIA Group's interest in its joint venture in India;
ORSO	Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong);
Philamlife	The Philippine American Life and General Insurance Company, a AIA Limited subsidiary;
Philippines	The Republic of the Philippines;
Policy and Shareholder Investments	total investment portfolio, excluding investment-linked investments;
SAA	strategic asset allocation;
Singapore	The Republic of Singapore; in the context of the Key Markets, Singapore includes Brunei
TAA	tactical asset allocation;
Thailand	The Kingdom of Thailand;
U.S. Dollars or USD	U.S. Dollars, the lawful currency of the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;
US or United States	the United States of America, its territories, its possessions and all areas subject to its jurisdiction;
US Treasury Department	the United States Department of the Treasury; and
Vietnam	The Socialist Republic of Vietnam

GLOSSARY
This glossary contains explanations of certain terms used in this Appendix and Appendix IV of this announcement in connection with the AIA Group and its business. These terms and their meanings may not always correspond to standard industry meanings or usage of these terms.

A&H
accident and health and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident coverage. A&H insurance products are sold both as standalone policies and as riders that can be attached to life insurance products. A&H riders are presented together with ordinary individual life insurance products for purposes of disclosure of financial information;

affinity customers	a group of customers who share a common enterprise or social affinity or relationship;
agency leaders	an agent who manages a group of agents;
allocated segment equity	segment assets less segment liabilities in respect of each reportable segment less fair value and foreign currency translation reserves and adjusted for subordinated intercompany debt;
annualised new premium	a measure of new business activity that is calculated as the sum of annualised regular premiums from new business plus 10 per cent. single premiums on new business written during the period;
annuity	a contract providing for periodic payments to an annuitant for a specified period of time, often until the annuitant's death;
bancassurance	the distribution of insurance products through bank branches and/or joint ventures with banks;
cash surrender value	the amount of cash available to a policy holder on the surrender of or withdrawal from a life insurance policy or annuity contract;
cede	when an insurer reinsures its risk with another insurer, it "cedes" business;
claim
an occurrence that is the basis for submission and/or payment of a benefit under an insurance policy. Depending on the terms of the insurance policy, a claim may be covered, limited or excluded from coverage;

commission	a fee paid to an agent or broker by an insurance company for services rendered in connection with the sale or maintenance of an insurance product;
credit risk	the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation;
currency risk	the risk that asset or liability values, cash flows, income or expenses will be affected by changes in exchange rates;
deferred acquisition costs or DAC
deferred acquisition costs are expenses of an insurer which are incurred in connection with the acquisition of new insurance contracts or the renewal of existing insurance policies. They include commissions and other variable sales inducements and the direct costs of issuing the policy, such as underwriting and other policy issue expenses;

discretionary participation features or DPF
a contractual right to receive, as a supplement to guaranteed benefits, additional benefits:
·
that are likely to be a significant portion of the total contractual benefits;
·
whose amount or timing is contractually at the discretion of the issuer; or
·
the profit or loss of the company, fund or other entity that issues the contract;

duration	the number of years required to receive the present value of a streamed future cash flow, which is often used as an indicator of a bond's price volatility resulting from changes in interest rates;
endowment product
an ordinary individual life insurance product that provides the insured party with various guaranteed benefits if it survives specific maturity dates or periods stated in the policy. Upon the death of the insured party within the coverage period, a designated beneficiary receives the face value of the policy;

equity securities and alternative investments
equity securities (comprising private and public equities, securities held by consolidated mutual funds managed by AIG, interests in investment funds and the AIA Group's holding of shares in AIG) and investment property;

financial investments	equity and fixed income securities plus receivables and derivative financial instruments classified as assets, excluding cash and cash equivalents;
first year premiums	premiums received in the first year of a recurring premium policy. As such, they provide an indication of the volume of new policies sold;
fixed income securities
debt securities (consisting of government and government agency bonds, corporate bonds and structured securities) as well as policy loans, mortgage loans on residential and commercial real estate, inter-company loans to fellow subsidiaries of AIG and other loans (less any allowance for loan losses) plus long term deposits and cash and cash equivalents;

high net worth	individuals who have investable assets of USD1.0 million or more;
IFA	independent financial advisor;
in-force	an insurance policy or contract reflected on records that has not expired, matured or otherwise been surrendered or terminated;
investment experience	realised and unrealised investment gains and losses recognised in the consolidated income statement;
investment funds	pools of funds held for collective investment purposes;
investment grade	BBB- or above for S&P Baa3 or above for Moody's;
investment income	investment income comprises interest income, dividends and rental income;
investment-linked investments	investments held to back investment-linked contracts;
investment-linked products or investment-linked contracts
investment-linked products are insurance products where the surrender value of the policy is linked to the value of underlying investments (such as collective investment schemes, internal investment pools or other property) or fluctuations in the value of underlying investment or indices. Investment risk associated with the product is usually borne by the policyholder. Insurance coverage, investment and administration services are provided for which the charges are deducted from the investment fund assets. Benefits payable will depend on the price of the units prevailing at the time of surrender, death or the maturity of the product, subject to surrender charges. Investment-linked products are presented together with pension products for purposes of disclosure of financial information

investment property	property (land and/or a building or part of a building) held to earn rentals or for capital appreciation or both rather than for use by the AIA Group;
investments
fixed income securities plus equity securities and alternative investments. This may be further defined as financial investments excluding receivables, plus investment property and cash and cash equivalents;

life insurance premiums	consideration received with respect to life insurance policies issued or reissued by an insurance company;
loans	policy loans, mortgage loans on residential and commercial real estate and inter-company loans to subsidiaries of AIG and loans to subsidiaries of AIG and other loans;
operating margin
operating margin measures the operating profitability of the AIA Group's business relative to the volume of the business the AIA Group generates; operating margin is calculated as operating profit for the year before tax as a percentage of TWPI;

operating profit
profit before tax excluding investment experience and investment income related to investment-linked contracts; changes in insurance and investment contract benefits in respect of investment-linked contracts and the investment experience of participating funds; changes in third party interests in consolidated funds, and other significant items of non-operating income and expenditure;

participating funds
participating funds are distinct portfolios where the policyholders have a contractual right to receive at the discretion of the insurer additional benefits based on factors such as the performance of a pool of assets held within the fund, as a supplement to any guaranteed benefits.  AIA may either have discretion as to the timing of the allocation of those benefits to participating policyholders or may have discretion as to the timing and the amount of the additional benefits;

participating policies or participating business
contracts of insurance where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on factors such as investment performance, as a supplement to any guaranteed benefits;

policy fees	an annual charge to the policyholder collected in additional to the premium to cover the costs of policy administration (premium collected and tax payments);
policyholder and shareholder investments	investments other than those held to back investment-linked contracts;
private equities	ordinary shares in a company that are not publicly traded on a stock exchange;
public equities	ordinary shares publicly traded on an exchange;
recapture	the voluntary termination of a contract of life insurance;
regular premium product	a life insurance product with regular periodic premium payments;
reinsurance
the practice whereby an insurer, in consideration of a premium paid to it, agrees to indemnify another party for part or all of the liabilities assumed by the reinsured party under an insurance contract, which the reinsured party has issued;

renewal premiums	premiums receivable in subsequent years of a multi-year insurance policy;
repurchase agreement
a repurchase transaction involves the sale of financial investments by the AIA Group to a counterparty, subject to an simultaneous agreement to repurchase those securities at a later date at an agreed price;

reserves	liability established to provide for future payments of claims and benefits to policyholders net of liability ceded to reinsurance companies;
re-Takaful	reinsurance of Takaful business compliant with Islamic principles;
rider	a supplemental plan that can be attached to a basic insurance policy, with payment of additional premium;
securities lending	securities lending consists of the loan of certain of the AIA Group's financial investments in third parties securities on a short term basis;
single premiums	single premium policies of insurance are those that require only a single lump sum payment from the policyholder;
solvency margin	a measure of an insurance company's solvency;
surrender	the termination of a life insurance policy or annuity contract at the request of the policyholder after which the policyholder receives the cash surrender value, if any, of the contract;
surrender charge or surrender fee	the fee charged to a policyholder when a life insurance policy or annuity contract is surrendered for its cash surrender value prior to the end of the surrender charge period;
Takaful	insurance that is compliant with Islamic principles;
tied agency, tied agent	an agency model which employs sales representatives who sell the products of one company exclusively; a sales representative who sells the products of one company exclusively;
total investment portfolio
investment portfolio composed of cash and cash equivalents, investment property and financial investments but excluding receivables (consisting of amounts due from insurance and investment contract holders, amounts due from agents, brokers and intermediaries as well as insurance and intercompany receivables, receivables from sales of investments and other receivables);

total premiums	life insurance premiums for both in-force insurance policies and insurance policies sold during that year;
total weighted premium income or TWPI
total weighted premium income consists of 100 per cent. of renewal premiums, 100 per cent. of first year premiums and 10 per cent. of single premiums (which the AIA Group refers to as weighted single premiums); it provides an indication of the AIA Group's longer term business volumes as it smoothes the peaks and troughs in single premiums;

underwriting	the process of examining, accepting or rejecting insurance risks, and classifying those accepted, in order to change an appropriate premium for each accepted risk;
universal life
an insurance product where the customer pays flexible premiums, subject to specified limits, that are accumulated in an account and are credited with interest (at a rate either set by the insurer or reflecting returns on a pool of matching assets). The customer may vary the death benefit and the contract may permit the customer to withdraw the account balance, typically subject to a surrender charge;

weighted single premium	10 per cent. of single premium; it provides an indication of longer term business volumes that takes account of changes in the mix of regular and single premium business.

The following is a summary of certain information that has been derived from AIA Group's unaudited results of operations.  This information has not been audited and is subject to completion and issuance of the AIA Group's audited financial statements.  In addition, the AIA Group's financial information has not been prepared in accordance with Prudential's accounting policies and is not directly comparable to Prudential's financial information.

OVERVIEW
The AIA Group is a leading life insurance organisation in Asia Pacific that traces its roots in the region back more than 90 years. It provides individuals and businesses with products and services for their evolving insurance, protection, savings, investments and retirement needs in 15 geographical markets in the region: Hong Kong, Korea, Thailand, Singapore, China, Malaysia, the Philippines, Australia, Indonesia, Vietnam, Taiwan, New Zealand, India, Macau and Brunei. In FY 2009, the AIA Group had USD11,632 billion in total weighted premium income ("TWPI").. As of 30 November 2009, it had USD90.7 billion in total assets and total equity attributable to shareholders of AIA of USD14.9 billion.
The AIA Group believes that it has a scale and scope in the Asia Pacific region that its competitors may find difficult to replicate, particularly in more developed markets. As of
30 November 2009
the AIA Group had approximately 23,500 employees serving the holders of its more than 23 million in-force policies and more than 10 million participating members of its clients for group life, medical, credit life coverage and pension products.
The AIA Group derives substantially all of its premiums from its 15 geographical markets across the Asia Pacific region. The AIA Group's individual local operating units are significant businesses in their own right, with Hong Kong, Singapore and Thailand each contributing more than USD350 million of operating profit in FY 2009. At the same time, in FY 2008 and FY 2009, no more than 25 per cent. of the AIA Group's TWPI came from any one geographical market.
The AIA Group's extensive book of in-force business has created a stable operating profit base, with high renewal premiums (84.1 per cent. of its TWPI consisted of renewal premium in 2009). In FY 2009 the AIA Group had an operating profit of USD1,835 million and an operating margin of 15.8 per cent.. In addition, as of
30 November 2009
, it had capital significantly in excess of its requirements under relevant Hong Kong insurance regulatory guidance and it complies with relevant capital adequacy requirements in each of its geographical markets.
The AIA Group was a market leader in the Asia Pacific region based on life insurance premiums in 2008, and held number one positions in 6 of its 15 geographical markets. The AIA Group was also the largest foreign life insurer in China in terms of life insurance premiums during the same period. Due to its historic roots in the Asia Pacific region, the AIA Group has built a network of almost entirely wholly-owned businesses operating as branches or subsidiaries, in contrast to most other multi-national insurance companies which operate via joint ventures and partnerships with domestic companies. In addition, the AIA Group believes it possesses a strong brand name and brand awareness in the markets it serves and a reputation as an industry leader in quality and service excellence.
Since 1931, the AIA Group has been building its tied agency force that spans the Asia Pacific region from developed urban centres to rural areas. As of
30 November 2009
, the AIA Group's tied agency force consisted of more than 320,000 agents. In each of Hong Kong, Singapore, and Thailand, the AIA Group's agency force made up more than 20 per cent. of the total agents in that market in 2008. The AIA Group believes it has the leading agency presence in these markets based on total agents.
More recently, the AIA Group has expanded, and continues to expand, its other distribution channels, particularly bancassurance and direct marketing, to create a multi-channel distribution platform that is tailored to the unique characteristics of its geographical markets. This has significantly increased the AIA Group's exposure and reach. For example, its bancassurance relationships provide potential access to more than 13,000 of its partners' bank branches.
As a result of its long track record in the region, the AIA Group has also acquired significant experience and know how that enables it to provide insurance products and services across all classes of consumers, from the mass market to high net worth individuals in diverse geographical markets.

HISTORY AND REORGANISATION

HISTORY

Introduction

The AIA Group
traces its roots in Asia to 1919 when Cornelius Vander Starr, a young American entrepreneur, established a fire and marine insurance agency in Shanghai - a key commercial centre of the region at that time. From this beginning, the foundations were laid for many of the Asia Pacific life insurance businesses that today form the core of the AIA Group's business, as well as a network of life insurance, general insurance, financial services and asset management businesses that would span the globe and become one of the world's largest insurance and financial services groups, AIG. Leveraging its legacy in the region, the AIA Group has become a leading life insurer stretching across Asia Pacific, whose future growth and prospects remain intrinsically linked to the future growth and dynamism of the region. The AIA Group's history is also interwoven with that of the growth and development of AIG into a world leader in insurance and financial services until it experienced a series of events in 2008 described in "- The Growth of the Global Group which Became AIG" that have required AIG to undertake a comprehensive global divestment and restructuring program.

The Founding of the AIA Group

In 1931, AIA's principal operating subsidiary, AIA Limited, was initially registered in Shanghai as a Hong Kong company under the name International Assurance Company, Limited ("INTASCO") to sell life insurance as part of Mr. Starr's growing group of insurance operations based in Shanghai. Within seven years, INTASCO's business had expanded into several other markets in Asia Pacific through the establishment of branches in Singapore (1931), Hong Kong (1931), Malaysia (1934) and Thailand (1938), all of which remain key markets for the AIA Group today.
In many Asia Pacific markets, the AIA Group was among the first to begin selling life insurance, and its early entry into these markets has given it an historic advantage in establishing an ownership structure and operating infrastructure that the AIA Group believes would be difficult for its competitors to replicate. As life insurance industry pioneers in the region, the AIA Group has gained invaluable experience and contributed to the development of the insurance industry in many of its markets. For example, the AIA Group was among the first to develop and implement the tied agency model that remains an important distribution channel in the region today.
In 1939, Mr. Starr moved his group's headquarters to New York as political instability increased in Asia. Two years later, business activity in the Asia Pacific region was significantly impacted by the Pacific War. At the end of the war, the group moved quickly to return to Asia and re-open its operations in China.
In the late 1940s, an extensive reorganisation of Mr. Starr's group of expanding insurance operations was undertaken and the network of companies was organised into distinct groups based on their businesses and geographic coverage. At INTASCO, this led to the changing of its name to AIA Limited and the assignment of a designated role within the group to sell life insurance in South East Asia.
In 1947, events in China led to the transfer of AIA Limited's regional office to Hong Kong and, in late 1950, the closure of the Shanghai office and the suspension of operations in the PRC. The AIA Group's new Hong Kong base became the platform for a program of post-war expansion that permitted it to leverage its historic roots and grow its life insurance network and business across the Asia Pacific region. Through the years, the geographic footprint of the AIA Group companies has expanded to include Brunei (1957), Australia (1970), Macau (1982), New Zealand (1981), Indonesia (1984), Korea (1987), Taiwan (1990), Vietnam (2000) and India (2001). Hong Kong was also the gateway back to the AIA Group's roots in mainland China in 1992 when it became the first foreign insurer to receive a licence to sell life insurance in the PRC and opened a branch office in Shanghai. In 2008, the AIA Group was the largest foreign life insurance company in terms of life insurance premiums operating in the PRC with licensed sales offices in two provinces (Guangdong and Jiangsu) and three cities (Shanghai, Beijing and Shenzhen).
Today, the AIA Group's Hong Kong base is the hub of an insurance network that spans the following 15 geographical markets:

Geographical Market	Commencement of Operations	Ownership Structure
Singapore............................................................	1931	Branch

Hong Kong...........................................................	1931	Branch

Malaysia...............................................................	1934	Wholly-owned subsidiary (transferred from a branch in 2008)

Thailand...............................................................	1938	Branch

Philippines............................................................	1947	Subsidiary (owned 99.78%)

Brunei..................................................................	1957	Branch

Australia..............................................................	1970	Wholly-owned subsidiary

New Zealand.......................................................	1981	Branch

Macau..................................................................	1982	Branch

Indonesia.............................................................	1984	Joint Venture*

Indonesia.............................................................	1999	Subsidiary**

Korea...................................................................	1987	Branch

Taiwan.................................................................	1990	Branch

PRC......................................................................	1992	Branches

Vietnam................................................................	2000	Wholly-owned subsidiary

India.....................................................................	2001	Joint-venture

*       Initial operation was via a joint-venture that was divested on 22 October 2009.
**     The current Indonesian business is operated through PT AIA Financial. See the section headed "Primary Operating Units" .

The Growth of the Global Group which Became AIG

As part of the global reorganisation of worldwide operations after the Second World War, it was decided that Mr. Starr's U.S. businesses would be managed and serviced from New York, while the non-U.S. businesses would be managed from Bermuda. A new Bermuda holding company named American International Company Limited was established by a special Act of the Bermudan parliament in December 1947. This holding company incorporated two subsidiaries - one, American International Underwriters Overseas, Ltd., to hold the general insurance businesses outside of the United States and the other, American International Reinsurance Company (Panama), Inc. ("AIRCO-P"), to hold the life insurance businesses in Asia.
Through the 1950s and 1960s, Mr. Starr's group of companies continued to grow rapidly. AIG's current corporate structure began to emerge in 1967 following another corporate reorganisation that led to the formation by AIRCO-P, as a controlling shareholder, of AIG to hold the shares of the U.S.- based companies. In 1969, under the leadership of a new generation of management led by Maurice R. Greenberg, AIG's shares began trading on the over-the-counter market in the United States. As a result of a series of reorganisation transactions during the 1970s, AIA Limited and other affiliated businesses became members of the AIG Group. In 1984, AIG's shares were listed on the New York Stock Exchange.
The turn of the 21st century marked a new period of significant growth for AIG and included a number of significant acquisitions. By 2007, AIG had grown to be one of the largest financial services groups in the world with assets of approximately USD1 trillion and USD110 billion in annual revenues and 116,000 employees in 130 countries and jurisdictions.
Over the years, AIG built upon its premier global franchises in life and general insurance by expanding into a range of financial services businesses, including AIG Financial Products Corp., a company that engaged as principal in a wide variety of financial transactions for a global client base. During the second half of 2008, AIG experienced an unprecedented strain on liquidity. This strain led to a series of transactions with the FRBNY and the U.S. Treasury Department. The two principal causes of the liquidity strain were demands for the return of cash collateral under AIG's U.S. securities lending program and collateral calls on AIG Financial Product Corp.'s super senior multisector CDO credit default swap portfolio.
Both of these liquidity strains were significantly exacerbated by the downgrades of AIG's long term debt ratings by S&P, Moody's and Fitch on 15 September 2008.
As a result of these immediate liquidity requirements and other events (collectively, the "AIG Events"), and AIG's inability to find a viable private sector solution to its liquidity issues, AIG entered into an USD85 billion revolving credit agreement, as amended (the "FRBNY Credit Agreement") with the FRBNY on 22 September 2008. Since 2008, the FRBNY and the U.S. Treasury Department have extended significant additional financial assistance to the AIG Group in the form of debt and equity investments..
With the FRBNY Credit Agreement in place, the AIG management team developed a plan to sell or separate many of AIG's leading businesses, including AIA, in order to repay the FRBNY loan.
In March 2009, AIG announced adjustments to existing restructuring plans and several new initiatives. At that time, AIG announced that it had agreed to transfer its equity ownership of AIA Limited to a special purpose vehicle in return for a reduction of the debt owed by AIG under the FRBNY Credit Agreement.

Impact of the AIG Events on the AIA Group

The impact of the AIG Events on AIA Limited included primarily reputational damage and the adverse impact on its capitalisation resulting from the decline in the value of AIG stock owned by AIA Limited. Throughout this period, AIA Limited worked closely with its regulators to ensure that policyholders were not adversely impacted by the AIG Events and to comply with regulatory requirements (including regulatory orders designed to protect AIA's assets in several of its geographical markets). Subsequent to the AIG Events, AIA Limited's management moved quickly to enhance the capital adequacy of the AIA Group by unwinding certain arrangements with the AIG Group.

AIA's Next Chapter

Building on its 90-year heritage, the AIA Group's core businesses in the Asia Pacific region have historically been operated locally while remaining part of AIG's overall governance stewardship. The AIA Group's profitable businesses have permitted the AIA Group to finance and construct a largely standalone operating infrastructure in the region. The AIA Group has been engaged in a series of separation initiatives since 2007. In 2009, it launched a new branding initiative throughout the Asia Pacific region to communicate its new identity and to transition branding in certain markets that have historically used the AIG brand.

BUSINESS

COMPETITIVE STRENGTHS

The Asia Pacific life insurance market is one of the largest in the world. As a leading life insurer in the Asia Pacific region with a deep knowledge of the region, market leadership and scale, extensive distribution and product marketing expertise and financial strengths, the AIA Group believes that it is well positioned to take advantage of this market's potential future growth.

The AIA Group's competitive strengths include:

Deep and historic roots in the Asia Pacific region.

The AIA Group
traces its roots in the Asia Pacific region back more than 90 years. The AIA Group was among the first insurers to establish operations in many of its Key Geographical Markets and in certain cases played a role in the development of the life insurance industry in these markets. In Hong Kong, Singapore, Thailand and Malaysia, the AIA Group has sold life insurance products to its customers since the 1930's. It was also the first licensed foreign life insurer to establish operations in the PRC. The AIA Group's early entry into many of its geographical markets has given it a historic advantage in establishing a network of almost entirely wholly-owned businesses in a region in which most other multi-national insurance companies operate via joint ventures and partnerships with domestic companies.
The AIA Group believes that its long history of serving customers in the Asia Pacific region gives it an in-depth understanding of its geographical markets as they have evolved which has enabled it to leverage lessons learned decades ago in certain markets to grow its business across other developing markets. In addition, the experience that the AIA Group has gained and proprietary data that it has gathered are valuable tools for the AIA Group in developing products that the AIA Group believes remain profitable under many economic and market scenarios.
Through the years, the AIA Group has served successive generations of customers and offered financial security through various crises in the Asia Pacific region. The AIA Group has grown to become a household name with high brand recognition in most of its geographical markets. The AIA Group's strong reputation in these markets has helped it build long-term relationships with its customers and its tied agents. In some cases, the AIA Group's agents have worked with it for most of their careers - sometimes passing the business relationship down to the next generation.

A broad footprint and market leadership across the Asia Pacific region.

Within the Asia Pacific region, the AIA Group has the broadest geographic footprint of any life insurer, with a network stretching across 15 geographical markets. As of
30 November 2009
, the AIA Group had more than 320,000 agents and approximately 23,500 employees serving the holders of its more than 23 million in-force policies and its more than 10 million participating members of its clients for group life, medical, credit life coverage and pension products.
The AIA Group was a market leader in the Asia Pacific region based on life insurance premiums in 2008 and held number one positions in six of its fifteen geographical markets. It was also the largest foreign life insurer in China in terms of life insurance premiums in 2008. The AIA Group's leadership positions throughout the region are evidence of its ability to successfully implement its customer-centric business model across varied geographical markets that are at different stages of development.
The AIA Group believes the scale and efficiencies of its operations at the regional level, and in many of its geographical markets, gives it a competitive advantage in pricing its products and investing in strategic initiatives, such as infrastructure and information technology.
The following table shows the AIA Group's market position and market share in terms of life insurance premiums in each of its geographical markets in 2008 unless otherwise indicated:

Market	Market Position*	Market Share (%)*
Our Key Geographical Markets
Hong Kong(1)	1	16.4
Singapore...........................................................................................................................................	1	20.2
Thailand(2) ...........................................................................................................................................	1	37.5
Korea (Domestic and Foreign)............................................................................................................	9	3.5
Korea (Foreign Life Insurers).............................................................................................................	2	15.2
China (Domestic and Foreign)............................................................................................................	9	1.0
China (Foreign Life Insurers)..............................................................................................................	1	21.0
Malaysia..............................................................................................................................................	3	13.3
Our Other Geographical Markets
Philippines...........................................................................................................................................	1	23.1
Australia.............................................................................................................................................	14	1.4
Indonesia(3) .........................................................................................................................................	3	12.6
Taiwan................................................................................................................................................	26	0.3
Vietnam(2) ...........................................................................................................................................	4	6.6
New Zealand(2) ..................................................................................................................................	6	6.2
Macau(4) ..............................................................................................................................................	1	36.1
Brunei.................................................................................................................................................	1	70
India(5) .................................................................................................................................................	9	1.0

*       For information regarding market position and market share in individual geographical markets, see "- Primary Operating Units".
(1)    Excluding retirement scheme-related group business classes G and H, as categorised by the OCI
(2)    Based on total premiums as of 30 June 2009
(3)    Based on annual premiums (as classified by the Indonesian Life Insurance Association)
(4)    Based on gross written premiums
(5)    Based on total premiums as of 31 March 2009

An extensive tied agency network and an expanding multi-channel distribution platform.
The AIA Group
has a large, long-standing tied agency force of more than 320,000 agents (as of
30 November 2009
) that are the cornerstone of its distribution platform. For many decades, the AIA Group's agents have provided it with significant reach and access in terms of face to face customer targeting and servicing capabilities, enabling it to more effectively build and maintain long-term relationships with its customers. The AIA Group's tied agency force spans across the Asia Pacific region from developed urban centres to rural areas. The AIA Group believes that this established infrastructure and the scale of its agency force would be difficult for its competitors to replicate.
In each of Hong Kong, Singapore, and Thailand, the AIA Group's tied agency force made up more than 20 per cent. of the total agents in that market in 2008 and the AIA Group believes it has the leading agency presence in these markets based on total number of agents. Moreover, as of 1 August 2009, more than 1,300 of the AIA Group's agents were members of the Million Dollar Round Table, a global professional trade association that recognises significant sales achievements while working to develop professional and ethical sales practices.
In many of its geographical markets, the AIA Group has built and continues to expand other distribution channels to increase penetration and broaden its access to potential customers and to meet the evolving preferences of its current customers. For example, as of
30 November 2009
, the AIA Group has established more than 120 bank relationships, which give it access to its partners customers across more than 13,000 bank branches. The AIA Group has also developed its direct marketing and IFA distribution channels across the region by drawing on well-established models in some of its key markets to capitalise on emerging direct marketing and IFA opportunities.

A diversified suite of products and innovative product capabilities.

The AIA Group
has a broad and diversified suite of products, ranging from traditional to investment oriented products, that are designed to meet its customer's needs at different stages of their lives. The AIA Group believes that its diversified product suite positions it well to capture shifting demand across its geographical markets and cater to differences in such markets due to the varying stages of development of the life insurance industry. Throughout the AIA Group's long history in Asia Pacific, it has acquired experience and know-how that enables it to innovate and develop insurance products and services across all classes of consumers, from the mass market to high net worth individuals across diverse geographical markets. The AIA Group strives to find and react quickly to market trends and to be market leaders with differentiated products that target strong business opportunities. The AIA Group believes that its product portfolio management capabilities help it meet customer needs and reaffirm its position as a customer-centric organisation. For example, the AIA Group continues its focus on developing Takaful and Shariah-compliant products and services by actively pursuing Takaful opportunities in the region.
The AIA Group believes that it is a market leader in terms of product development and that its strong product capabilities are based on a number of factors, including:
.
centralised regional infrastructure supported by local business know-how;
.
disciplined underwriting standards and extensive experience data accumulated over a long history in the Asia Pacific region;
.
a rigorous product development process to ensure product features meet risk controls and are focused on long-term profitability; and
.
an ability to enhance profitability via product mix optimisation and packaging.

Stable profitability and financial strength derived from a diversified base of geographical markets and products.
The AIA Group has a track record of stable and profitable growth, which it considers is evidence of the success of its business model and market leadership. The AIA Group's extensive book of in-force business has created a stable profit base, with high renewal premiums (84.1per cent. of the AIA Group's TWPI in FY 2009 consisted of renewal premiums). In FY 2009 the AIA Group had an operating profit of USD1.8 billionand an operating margin of 15.8 per cent.
The AIA Group derives its income from a diverse range of sources across its geographical markets, which it believes puts it in a strong position to maintain its financial strength and profitability, as it is not reliant on a single line of business or geographical market. Three of the AIA Group's Key Markets, Hong Kong, Singapore and Thailand, each generated more than USD350 million of operating income in FY 2009, and Malaysia and its Other Markets, produced USD150 million and USD191 million, respectively. At the same time, no more than 25 per cent. of TWPI in FY 2009 was derived from any one geographical market.
In addition, the AIA Group has a strong solvency position on both a regional and individual geographical market basis. As of
31 November 2009
, it had capital significantly in excess of its requirements under relevant Hong Kong insurance regulatory guidance and it complies with relevant capital adequacy requirements in each of its geographical markets.

Experienced management driving new and innovative business initiatives.

The AIA Group's
experienced management team includes professionals with substantial experience in the Asia Pacific life insurance and financial services industries. The AIA Group believes that the breadth and depth of experience of its management is a significant component in the success of its operating and financial performance. In addition to its management strength at the group level, local operating units have senior management teams that are highly experienced and well-established in their markets.
Since 2007, the AIA Group's group and local management teams have developed a comprehensive growth strategy that the AIA Group has branded the "AIA FastForward" plan. This plan is intended to leverage the collective knowledge of the AIA Group's senior management's industry experience. The AIA Group believes that its management team will be able to develop and execute its customer-centric business strategies effectively, while quickly responding to changes in its business environment.

PRODUCTS

To serve the constantly evolving needs of its customers, the AIA Group has developed and continues to expand a broad, diversified product suite that is designed to respond to its customer's needs at each stage of their lives. The AIA Group's product development process is rigorous, and the AIA Group typically develops and launches numerous new products across its multi-channel distribution platform annually.
The AIA Group believes that its long history in the Asia Pacific region, broad product suite and product development know-how allows it to:
.
respond swiftly and cater products to changing customer preferences;
.
adapt quickly to changing market environments; and
.
capture opportunities in different market and economic cycles.

Product Strategy and Development

The mission statement of the AIA Group's product strategy and development group is: "To proactively provide tailor-made solutions and expert knowledge-based support to our businesses in the development and marketing of innovative and relevant products that add real value for customers." A key element of the AIA Group's product development strategy is to provide relevant product solutions that meet its clients' evolving insurance, protection, savings, investment and retirement needs. In addition, the AIA Group varies its product offerings by geographical market in order to respond to both their varying stages of economic and regulatory development and specific market trends.
The AIA Group head office oversees a product development group consisting of three distinct teams: strategic marketing; customer value management; and product management, each of which plays a key role in creating products. The AIA Group head office is increasingly utilising sophisticated consumer research and analysis tools to identify trends and fill new product niches.
The AIA Group believes that its long track record and extensive experience give it a competitive advantage when pricing its products in many of its geographical markets. In particular, the AIA Group has an extensive proprietary information database accumulated over its long history in the Asia Pacific region. In addition, the AIA Group rigorously tests its products to ensure product features meet risk controls. The pricing of all products is overseen by the actuarial group which has established specific criteria that ensure that all new products are carefully vetted for profitability, capital efficiency and sustainability (i.e., that they remain profitable under many economic and market scenarios). Existing products are also reviewed annually to ensure that they continue to meet the AIA Group's profitability and capital efficiency requirements.
One of the goals of the product development process is to be a market leader with differentiated products as demonstrated by the following recent new products:
.
In February 2009, the AIA Group was the first life insurance company to launch an investment-linked product in Thailand to address customers' growing need for wealth accumulation solutions that were not being fully met by traditional endowment products. The AIA Group was able to leverage its group level investment-linked product development expertise and customise the product for the Thai market.
.
In July 2009, the AIA Group was one of the first insurers in Hong Kong to launch an innovative product that embedded critical illness benefits into a limited pay participating whole life plan. The AIA Group determined that customers were demanding even more protection elements as part of their overall financial planning needs due to the global economic downturn and therefore decided to integrate its critical illness benefits into Executive Life, its existing successful regular savings plan.

Key Product Lines

TWPI and other unaudited information for the AIA Group's key products lines for the periods indicated is set forth in the table below.

	Year Ended 30 November			CAGR 2007-2009
	2007	2008	2009
	(in US$ millions)

Ordinary individual life insurance........................................................................................	7,216	7,439	7,2859	0.5%
Investment-linked products.................................................................................................	2,223	2,532	2,0692	(3.5)%
Standalone accident & health.............................................................................................	1,304	1,426	1,3496	1.7%
Group insurance.................................................................................................................	502	704	8774	32.2%
Other...................................................................................................................................	113	102	522	(32.2)%

Total...................................................................................................................................	11,358	12,203	11,6323	1.2%

The following table sets forth the product offering in all of the key markets.

	Ordinary Individual Life	Investment- linked	Standalone A&H	Group	Other (1)
Hong Kong...............................................................	ü	ü	ü	ü	ü
Thailand...................................................................	ü	ü	ü	ü	ü
Singapore................................................................	ü	ü	ü	ü	ü
Malaysia..................................................................	ü	ü	ü	ü	ü
China.......................................................................	ü	ü	ü	ü	ü
Korea......................................................................	ü	ü	ü	ü	ü
Philippines...............................................................	ü	ü	ü	ü
Australia..................................................................	ü		ü	ü
Indonesia.................................................................	ü	ü	ü	ü	ü
Taiwan.....................................................................	ü		ü	ü
Vietnam...................................................................	ü		ü	ü
New Zealand............................................................	ü		ü	ü
Macau………………………………………………………	ü	ü	ü	ü	ü
Brunei………………………………………………………	ü	ü	ü	ü
India………………………………………………………...	ü	ü	ü	ü	ü

(1)    Includes annuities and personal line.

Ordinary Individual Life Insurance
The AIA Group offers a wide variety of life insurance products for individuals in four principal categories: term life; traditional basic participating; traditional basic non-participating; and universal life products. These products continue to be the major contributor to the AIA Group's TWPI, accounting for 63.6 per cent., 61.0 per cent. and 62.6 per cent. in FY 2007, FY 2008 and FY 2009, respectively..
Term Life
Term life insurance provides life insurance protection for a defined period of time. The sum assured under the policy is paid to the beneficiary if death occurs during the period of coverage.
Traditional Basic Participating Life Insurance
Participating policies are contracts of insurance where the policyholders have a contractual right to receive additional benefits based on investment return and/or other factors, as a supplement to any guaranteed benefits. In some markets, participating business is written in a participating fund that is distinct from the other assets of the insurer. In these markets, the allocation of benefits to participating policyholders from the assets held in the distinct participating fund is typically subject to minimum levels or other mechanisms established by applicable regulation. In markets where participating business is not written in a distinct fund, allocations to participating policyholders are based, at the insurer's discretion, on the investment performance of a group of assets or contracts and other factors. Whether participating policies are written in a distinct participating fund largely depends on local practice and regulation. The extent of policy participation may change over time.
Traditional Basic Non-Participating Life Insurance Traditional basic non-participating life insurance products are contracts of insurance where the policyholder has a guaranteed right to the benefit, which is not at the contractual discretion of the insurer.
Universal Life Products
Universal life products are insurance products where the customer pays flexible premiums that are accumulated in an account and are credited with interest (at a rate either set by the insurer or reflecting returns on a pool of assets). The customer may vary the death benefit and the contract may permit the customer to withdraw the account balance, typically subject to a surrender charge.

Investment-Linked Products

Investment-linked products, including variable universal life products, are insurance products where the surrender value of the policy is linked to the value of underlying investments (such as collective investment schemes, internal investment pools or other property) or fluctuations in the value of underlying investment or indices. Investment risk associated with the product is usually borne by the policyholder. Insurance coverage, investment and administration services are provided for which the charges are deducted from the investment fund assets. Benefits payable will depend on the price of the units prevailing at the time of surrender, death or the maturity of the policy, subject to surrender charges. Investment-linked products are presented together with pension products for purposes of disclosure of financial information.

Accident & Health

The AIA Group
offers A&H and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident cover across its multi-channel distribution platform. A&H insurance products are sold both as standalone policies and as riders that can be attached to the AIA Group's life insurance products. A&H riders are presented together with ordinary individual life insurance products for purposes of disclosure of financial information.
The AIA Group believes that it is well-positioned to benefit from expected growth in this market as healthcare costs are shifted from governments to citizens in certain markets. These products are key drivers of the AIA Group's profitability due to: its extensive claims database; continuous experience tracking; proactive remedial actions; and economies of scale in operations.. The AIA Group believes that A&H insurance products are less susceptible to changes in the investment environment as compared to investment-linked products and traditional life insurance products because in many of its markets these products are increasingly being purchased by individuals to cover gaps in government healthcare coverage.

Group Insurance

The group
insurance business is operated through the Group Corporate Solutions division ("AIA GCS"), a leading employee benefits, credit insurance and pension product and service provider in the Asia Pacific region, which serves nearly 100,000 corporate clients with more than 10 million participating members as of
30 November 2009
. The AIA Group believes that it is the leader in the Asia Pacific region for these services and that it occupied the leading position in terms of market share of life insurance premiums in 2008 in Hong Kong (17.9 per cent.), Thailand (26.2 per cent.), Australia (20.5 per cent.) and Singapore (32 per cent.) and a top three position in the majority of its geographical markets as measured by life insurance premiums. The AIA Group distributes these products in all 15 of its geographical markets, generally by leveraging off its multi-channel distribution network. The AIA Group's most important geographical markets for these products and services are Australia, Hong Kong, Malaysia, Singapore and Thailand.
The AIA Group's regional team works closely with its local operating units to provide comprehensive employee benefits and pension solutions to corporations of all sizes, ranging from small- and medium-sized local enterprises to multinational companies. AIA GCS also provides insurance solutions to banks, financial institutions and other groups to cover their customers' or members' needs.
One of the AIA Group's key strategies in this area is to leverage off its access to its participating members to distribute additional individual life insurance and A&H insurance products that are tailored to improve the coverage provided by their employers. The AIA Group is increasing its agents' training on AIA GCS products to encourage greater sales, drive agency force productivity and explore alternative distribution models. For example, it is working to increase IFA sales of corporate products to smaller and medium-sized local enterprises.
Group insurance, which is typically marketed to corporations, government entities and associations, has been a driver of both the AIA Group's product volume and profitability growth. Group insurance coverage is typically arranged by employers for employees of corporate or government entities. The employers typically pay premiums for basic policies, such as group term life and group medical coverage. Group credit life insurance products typically provide life insurance protection to the customers (borrowers) of financial lending institutions. The premium is usually built into the cost of the loans, which may cover mortgages, credit cards and auto loans. The AIA Group has a significant in-force portfolio of group insurance policies with nearly 60,000 corporate policyholders and approximately six million insured employees/members for group life insurance products, as well as nearly 1,500 corporate policyholders and more than 2.5 million insured members for group credit life insurance products as of 31 August 2009. In addition, the AIA Group believes that Korea, China and Vietnam represent largely untapped markets for this type of insurance product.

Corporate Pension Products

The
AIA Group's corporate pension products business is mainly operated by AIA Pension and Trustee Co. Ltd., a British Virgin Islands company ("AIA-PT") and American International Assurance Company (Trustee) Limited, a Hong Kong company ("AIA-T"). AIA-PT and AIA-T serve as trustees of a multiinvestment manager platform offering more than 50 constituent funds under Hong Kong's ORSO with respect to voluntary corporate pensions and MPFSO with respect to defined contribution plans. These products are distributed across a wide range of distribution channels. AIA Pension also acts as the trustee of other collective investment schemes.
Since 2000, there has been a substantial increase in the AIA Group's pension business due to the Hong Kong government requiring mandatory provident funds for employees. As of 30 June 2009, AIA Pension has a combined USD5.1 billion of assets under management for its pension management business that covers more than 700,000 members of its approximately 37,000 ORSO and MPFSO clients in Hong Kong.
In recent years, prevailing market conditions have provided opportunity for the AIA Group to promote pension products to corporate institutions in China, India, Indonesia, Macau and Thailand. The AIA Group utilises mainly tied agency, brokerage and direct marketing channels to distribute pension products and its operations are supported by its proprietary Regional Pensions Administration System. Assets under management for these businesses has increased steadily to more than USD6 billion from more than 38,000 sponsoring employers covering over 1.1 million employees as of 31 August 2009. The AIA Group uses a mixture of in-house managed funds and third party managed funds with most products being defined contribution in nature.

Other Products

Annuity Products
The AIA Group's annuities products are savings products where the accumulated amount can be paid out to the customer in a variety of income streams. The purpose of these products is to fund retirement. The AIA Group has two main types of annuities products: a single premium product where a customer can invest money in a deferred annuity by paying a single lump sum or a flexible premium product where a customer can invest over a period of years. Customers can also purchase an immediate or income annuity with a single premium where annuity payments continue during the lifetime of the annuitant or for a fixed period of time.
General Insurance (Personal Lines) Products
The AIA Group's personal lines insurance business is comprised of private motor insurance, buildings and household contents insurance, accident and health insurance, pet insurance, travel insurance and insurance for domestic helpers. It underwrites selected personal lines insurance in Hong Kong, Singapore and Malaysia. Key products include travel, home contents, private motor, domestic helper and personal liability insurance.

DISTRIBUTION

The AIA Group
distributes its broad range of products through all major distribution channels, including tied agents, banks, direct marketing, IFAs and brokers. It believes that its experience with a broad range of distribution models across many geographical markets at different stages of economic development positions it well to respond to trends and effectively transfer successful distribution strategies across markets.
Since 1931, the AIA Group has been developing a tied agency force that spans across the Asia Pacific region, from developed urban centres to rural areas. As of
30 November 2009
, its tied agency force consisted of more than 320,000 agents.
The AIA Group is expanding its other distribution channels to further extend its exposure and reach, while anticipating the needs of its customers and evolving geographical markets. In particular, it strives to become a preferred partner of banks and financial service providers across the Asia Pacific region. As of
30 November 2009
, it has more than 120 relationships with banks and financial institutions throughout the region and utilises a full range of partnership models to constantly evolve its bancassurance models to meet specific market needs and expand the breadth of channels through which it reaches its customers.
In a number of its markets, the AIA Group has had significant success with sophisticated direct marketing distribution such as database marketing to further expand its distribution platform. In addition, its products are also increasingly sold on a non-exclusive basis by IFAs and brokers, particularly in more developed markets such as Hong Kong, Singapore and Australia.

Agency Channel

The AIA Group
believes that it has one of the strongest tied agency franchises in the Asia Pacific region, with its agents accounting for more than 20 per cent. of the total tied agency force in Hong Kong, Singapore and Thailand in 2008. While tied agents distribute almost all of the AIA Group's insurance products, they are a preferred distribution channel for many of its more complex, and generally more profitable, insurance products, such as its universal life products. In addition, the AIA Group believes the scale and breadth of penetration of its agency channel results in cost efficiencies which may be difficult for its competitors to replicate, particularly in developed markets. The tied agents are not employees of AIA. The AIA Group believes that its contracts with its tied agents provide terms and compensation structures that are customary and competitive for such contracts in its business. For instance, the number of new agents increased to approximately 82,234 in the second half of FY 2009 from approximately 61,532 in the first half of FY 2009 which the AIA Group believes is evidence of the attractiveness of its compensation schemes. The contracts with our tied agents are reviewed by its legal and compliance departments to ensure that they comply in all material respects with the requirements of applicable law.
The tied nature of its agency model and its role in managing, training and motivating the agency force provide the AIA Group with significant control over the distribution channel. This also permits the AIA Group to (i) drive the product strategy and development process to meet specific customer segments and demands; (ii) anticipate the needs of its customers and potential new customers; and (iii) create new products and disseminate best practices based on these needs.
The AIA Group believes that it has a productive agency force. Its first year premium per Active Agent (i.e., an agent who sells at least one life insurance product per month) for both FY 2008 and 2009 was more than USD22,000 per year, or USD1,800 per month, across its 15 geographical markets. Each Active Agent on average sold more than 42 life insurance products per year during FY 2008 and 2009. The persistency of insurance products sold through AIA's tied agency force for FY 2009 ranged from 80 per cent. in most of its markets to around 95 per cent. in some developed markets. The number of new agent leaders increased to approximately 10,064 in the second half of FY 2009 from approximately 5,417 in the first half of FY 2009.
In 2009, more than 1,300 of the AIA Group's tied agents were rewarded for their productivity by membership in the MDRT, a global trade association that recognises significant sales achievements and works to develop professional and ethical sales practices. MDRT membership is an important measure of success in the life insurance industry. Fewer than 1 per cent. of life insurance agents industry-wide are registered MDRT members.
The following table shows the approximate size of the AIA Group's tied agency force in each of its Key Geographical Markets and its Other Geographical Markets as of 30 November 2009:
Agency Size

Geographical Market	Number of Tied Agents
Hong Kong(1)................................................................................................................................................................................	8,600
Thailand.......................................................................................................................................................................................	81,000
Singapore(2).................................................................................................................................................................................	3,800
Korea...........................................................................................................................................................................................	4,400
China...........................................................................................................................................................................................	26,000
Malaysia......................................................................................................................................................................................	10,700
Other Geographical Markets(3) ....................................................................................................................................................	185,500

Total ...........................................................................................................................................................................................	320,000

(1)    Amount includes Macau
(2)    Amount includes Brunei
(3)    Amount includes all of the approximately 140,400 agents that are part of the agency force of TATA AIG Life Insurance Company Limited

The AIA Group believes that it was among the first life insurers operating in the Asia Pacific region to pioneer the tied agency model, which is one of the most important legacies of its long-standing roots in the Asia Pacific region. Among other things, the AIA Group believes that the history and track record of its agency network foster stability and agent retention, particularly among its agency leaders. Approximately 22 per cent. of its agency leaders have been AIA Limited agents for more than 10 years while approximately 7.2 per cent. of its total tied agency force (which includes its agency leaders) have been AIA Group agents for more than 10 years as of 31 January 2010. In its Key Geographical Markets, approximately 40.8 per cent. of its agency leaders and approximately 15.1 per cent. of its total tied agency force have been AIA Limited agents for more than 10 years as of 31 January 2010. In some of the AIA Group's markets, tied agents have passed their agency businesses on to succeeding generations. The AIA Group believes the stability of its agency force has enabled its agents to develop long-term relationships with its customers that are strengthened by face to face interaction and the convenience of the 24 hours a day, seven days a week service that many of AIA's agents provide.

Agency Management

The AIA Group
has established a comprehensive agency training, compliance and compensation structure to ensure that its tied agency force operates effectively. The AIA Group's tied agency force is led by a chief agency officer and a team of directors of agencies and agency executives. In each local operating unit, it has a team of employees dedicated to optimising its agency force, which is structured as a hierarchy in which high achievers can advance to supervise and manage other agents. Its agency executives supervise the agency leaders who, in turn, supervise the tied agents. As of 30 November 2009, it had approximately 850 agent trainers dedicated to the training of its tied agency force. Its agency staff monitor and audit the activities of its tied agency force. In order to supervise and motivate its agents, each local agency team has a wide range of responsibilities, including:
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developing and implementing strategic plans for agency expansion;
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providing advice to agency leaders on how to better manage their agencies;
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working with AIA group agency to develop annual strategic plans and productivity goals;
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working with development teams to create agency incentive contests and award programs; and
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overseeing training and development programs for various levels of agents.
The AIA Group also finds that its close relationship with its agents provides important feedback that assists it in meeting its customers' needs. For example, its agents employ its proprietary "Financial Health Check" questionnaire for customers, which the AIA Group considers a valuable tool for identifying gaps in its customers' insurance coverage and other specific needs that it can match with one of its products or use to develop new products.
The AIA Group has developed an agency business strategy reflecting the varying nature of the markets in which it operates. In more developed markets, such as Hong Kong and Singapore, it is focusing on greater market and agent segmentation to better serve the high net worth population, improving agent compensation schemes to incentivise sales of more profitable products and developing a "needs-based" selling approach. In addition, it has taken steps to rationalise less productive agents in Hong Kong and Singapore. In faster growing markets, such as China, the priority is to expand the agency force by aligning manager compensation with recruiting success.

Compensation

The
compensation system for tied agents closely aligns their incentives with the AIA Group's key objectives, such as sales of more profitable products, production and policy persistency. The core components of the agency compensation scheme are commissions, production bonuses and persistency bonuses. Reflecting the wide variety of operating environments in the Asia Pacific region, the specific terms and conditions regarding agent compensation vary from market to market. For example, in many of the markets that the AIA Group has entered relatively recently, compensation is designed to drive agent recruitment and growth of the agency force, while arrangements in established markets place greater emphasis on sales of more complex and profitable products. The AIA Group constantly reviews its compensation arrangements in light of industry developments and has a well-defined internal approval process for any modifications to its compensation schemes.
The AIA Group also intends to implement one or more long-term incentive arrangements for its agency force. The purpose of these long-term incentive arrangements is intended to further align the incentives of the agents with its key objectives. In addition, the long-term incentive arrangements will contribute towards the retention of high performing agents and generating a long-term profitable relationship between the AIA Group and its leading agents.

Training and Development

To enhance agent productivity and retention, the AIA Group has developed a specialised training program designed for new agents, experienced agents, new agency leaders and experienced agency leaders. At all levels, training focuses on compliance with local licensing requirements and the AIA Group's conduct guidelines, as well as productivity and profitability, with an emphasis on understanding the AIA Group's product suite so as to permit its agents to respond to customer needs with the relevant product solutions. The AIA Group employs a staff of approximately 850 dedicated agency trainers across the Asia Pacific region to ensure that its agents receive robust training.

Bancassurance Channel

The AIA Group
has focused on extending its presence in bancassurance, through which it distributes all categories of its insurance products and which is an increasingly important distribution channel for its ordinary life and A&H insurance products. As of
30 November 2009
, it had more than 120 bancassurance relationships, which range from exclusive agreements, which generally have a term of five years or more, to open architecture agreements. Open architecture agreements are nonexclusive and typically allow the AIA Group's partners to sell the insurance products of two to four insurance companies and have open-ended or one-year renewable terms. The AIA Group's bancassurance partners have a network of over 13,000 bank branches, which the AIA Group believes provide it with an opportunity to extend its reach and access their extensive customer base. In FY 2008, it entered into 19 new bank relationships, and in FY 2009, it added another 10 relationships, including an exclusive strategic joint venture in the Philippines in which Philamlife acquired a 51 per cent. stake in Ayala Life Insurance, Inc. ("Ayala Life"), the life insurance subsidiary of the Bank of the Philippine Islands ("BPI"), which is the largest bank in the Philippines in terms of capital value as of
31 August 2009
, and distribution network with more than 800 branches.
Bancassurance is particularly attractive because it provides immediate access to the AIA Group's partners' client base and branch infrastructure, and extends its market reach and exposure. Bancassurance distribution is also responsive to the evolving needs of those of its customers who prefer a single point of entry for banking, insurance and other financial services.
The AIA Group continues to pursue additional bancassurance opportunities and believes that it is an attractive partner for banks and financial institutions because of a number of unique attributes:
.
it is open to and has significant experience with a wide range of bancassurance models that can be customised to meet its partner's needs from joint ventures and strategic alliances to non-exclusive distribution relationships for the supply of specific products or services;
.
the AIA brand is widely recognised in most of its markets;
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it has a broad product offering tailored to the customer segment specific to its partners and related expertise resulting from its long track record in the region;
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its infrastructure and scale permit it to offer a greater range of services and support than most of its competitors; and
.
its extensive agency force creates significant cross-selling opportunities for credit cards and other bank services.

Direct Marketing Channel

Direct marketing is an increasingly important distribution channel for the AIA Group and has become a key driver of its growth. The AIA Group employs direct marketing teams in Taiwan for both direct-to-consumer sales and for sponsor arrangements where it markets products to the customers of consumer lending partners. In Korea, the AIA Group utilises hybrid marketing, a distribution channel that relies on a phased sales approach consisting of telephone marketing followed by face-to-face meetings. It typically establishes sponsor partnerships on a market-by-market basis. The AIA Group's approach to direct marketing is diverse, leveraging several sub-channels such as: broad media advertising; database marketing; outbound calling of affinity customers; and direct marketing agencies, which are external call centres that distribute its products. The AIA Group is developing additional direct marketing centres in Thailand, Australia and Indonesia, where it believes the regulatory and consumer environment is also well-suited to the channel. In Thailand, it signed agreements with five new sponsor partners in 2008 and 2009. These agreements provide it with access to 2 million potential customers. It also launched a broad marketing campaign in the fourth quarter of 2008 for a guaranteed issue whole life product for senior citizens that has generated over 400,000 in-bound calls as of 31 January 2010. In Indonesia, it set up a call centre in 2008 and extended many of its bancassurance relationships to include a direct marketing component in 2009.

IFA/Brokerage Channel

The AIA Group
primarily utilises IFA/brokerage distribution channels in Hong Kong, Singapore and Australia. As of 30 November 2009, it had approximately 400 active relationships (i.e., the business partner regularly submits new business to the AIA Group) with business partners in this channel, including relationships with approximately 270 broker-dealerships in Australia, 123 IFAs in Hong Kong and 8 financial advisors in Singapore. Arrangements entered into between the AIA Group and its IFA/brokerage partners are typically non-exclusive and include commission-based payment terms. As of 30 November 2009, the average duration of AIA's IFA/brokerage relationships in Hong Kong, Australia and Singapore was approximately 10.6, 5.5 and 2.5 years, respectively.
The AIA Group expects IFA/brokerage distribution to become increasingly important in its more developed markets, as sophisticated customers, particularly high net worth individuals, seek independent advice from advisers. To meet this demand, it has established a dedicated team of channel specialists at the AIA Group level to drive its "partnership model" to develop sustainable long-term and productive relationships in its existing markets. The establishment of a robust platform will also best position it to expand this channel presence into new markets as prevailing conditions and regulations allow.
The AIA Group's approach is based upon the use of a dedicated distribution model, executed by local specialists under disciplined sales activity management monitored by proprietary software. This enables it not only to track sales but to assist in developing and training its dedicated personnel. The partnership model value proposition is focused on a customer-centred product solution including concierge sales support and underwriting service, sales and product training as well as access to information via dedicated hotline and on-line access, all of which are aimed at deepening working relationships and assisting intermediaries to grow their business in partnership with AIA Limited.

PRIMARY OPERATING UNITS

The AIA Group
has local operating units in 15 geographical markets which gives it a broad geographic footprint in the Asia Pacific region and access to both high growth emerging markets and more developed markets like Hong Kong, Singapore and Malaysia. The AIA Group considers Hong Kong, Korea, Thailand, Singapore, China and Malaysia to be its Key Geographical Markets. Local operating units in the Philippines, Australia, Indonesia, Vietnam, Taiwan, New Zealand, India, Macau and Brunei are referred to below as Other Geographical Markets.

Key Geographical Markets

Hong Kong

The AIA Group
began conducting business in Hong Kong in 1931 when [AIA Limited] established a branch in Hong Kong. The AIA Group has maintained a presence in Hong Kong for over 70 years, except for limited interruptions. Hong Kong is the location of the AIA Group's head office. The AIA Group occupied the leading position in the Hong Kong life insurance market with a reported 16.4 per cent. market share of life insurance premiums (excluding certain retirement scheme-related group business classes) in 2008, based on data published by the OCI. AIA Hong Kong served more than 1 million individual customers as of 30 November 2009.
AIA Hong Kong maintains a multi-channel distribution network. AIA Hong Kong's primary distribution channel is its agency force. Based on data published by the Hong Kong Federation of Insurers, AIA Hong Kong had the largest agency force in the Hong Kong life insurance market with approximately 8,000 agents, which represents more than 25 per cent. of the total individual agents in the market as of 30 June 2009. AIA Hong Kong's agency force is characterised by both its stability (more than 2,500 agents had over 10 years of service with AIA Hong Kong as of 31 July 2009) and its professionalism and productivity (more than 660 agents, the highest number in the Hong Kong market, were MDRT members as of August 2009). Through its IFA/brokerage distribution channel, AIA Hong Kong has partnered with approximately 480 broker firms and established approximately 40 significant business relationships as of 30 November 2009.
AIA Hong Kong is focused on the following key strategies:
.
continue to expand and increase the productivity of its agency force, and implement a customer-centric agency delivery model to further enhance the productivity of its agency force through the use of custom value management tools and grow its agency force;
.
expand and build its alternative distribution channels, including further development of its retail and high net worth customer bancassurance channels and its IFA/brokerage channel to further access high net worth customers; and
.
build wealth management capability to provide one-stop personal financial and wealth management solutions.

Thailand

The AIA Group began conducting business in Thailand in 1938 when AIA Limited established a branch in Thailand. The AIA Group believes it was one of the first international life insurance companies to operate in Thailand and, in part as a result of its long operating history, AIA Thailand is the only wholly-owned branch of a foreign life insurance company operating in the market. The AIA Group occupied the leading position in Thailand's life insurance market with a reported 37.5 per cent. market share of total premiums in 2008, based on data published by the Thai Life Assurance Association. AIA Thailand had the largest number (approximately 6.4 million based on data published by the Thai Life Assurance Association) of in-force insurance policies for life and personal accident products among life insurance companies operating in the country as of 31 December 2008.

The cornerstone of AIA Thailand's distribution strategy is its large network of approximately 81,000 agents as of 30 November 2009, which the AIA Group believes is the largest active agency force in the market. This distribution channel has historically accounted for a high proportion of AIA Thailand's business. In addition, AIA Thailand's approximately 7 bancassurance relationships gives it access to more than 1,300 bank branches and an estimated six million potential customers. AIA Thailand also has approximately 8 direct marketing relationships. Within the direct marketing channel, the AIA Group believes AIA Thailand is a market leader in direct response distribution. Direct response distribution does not rely on customer databases, but instead involves the distribution of products to customers who respond to AIA Group newspaper, television and similar advertisements.

AIA Thailand is focused on the following key strategies:

·
improve agency force productivity through agency segmentation, improved customer service, cross-selling and maturing policy recapture programs, leveraging AIA Thailand's extensive customer database and credible experience data as well as through the implementation of a specialized program aimed at cultivating a new generation of agents;
·
leverage its agency force through product and customer segmentation and agency training initiatives focused on to build a leadership position in the growing rural market and a new range of cities;
·
expand its financial services footprint to wealth management and beyond traditional life insurance; and
·
capitalize on its dominant position in the health segment through its health and wellness strategy.

Singapore
The AIA Group began conducting business in Singapore in 1931 when AIA Limited established a branch in Singapore. It has maintained a presence in Singapore for nearly 80 years, except for limited interruptions, and was one of the first international insurers to operate in the country. The AIA Group occupied the leading position in Singapore's life insurance market with a reported 20.2 per cent. market share of life insurance premiums in 2008, based on data published by the Monetary Authority of Singapore. AIA Singapore served more than 900,000 individual customers as of 30 November 2009, which represents approximately 23 per cent. of Singapore's total population.

AIA Singapore's agency channel has historically been the major contributor to AIA Singapore's sales production, although bancassurance is a growing distribution channel. AIA Singapore had one of the largest agency forces in Singapore's life insurance market with more than 3,700 agents, which represents more than 28.0 per cent. of the total agency forces in the market as of September 2009, based on data published by the Life Insurance Association of Singapore. AIA Singapore had a reported 24.0 per cent. market share of tied agency production in 2008 based on data published by the Life Insurance Association of Singapore. AIA Singapore has approximately 4 bancassurance relationships. Among other things, AIA Singapore's bancassurance channel is used to access Singapore's high net worth customer segment and to distribute investment products.

AIA Singapore is focused on the following key strategies:

·
continue to expand its distribution channels by further developing (i) its agency channel by strengthening its agency structure and compensation, recruiting new talent and recapturing maturing policy proceeds; (ii) meaningful bancassurance relationships; (iii) integrated marketing and sponsorship programs with targeted Singapore-based financial advisory and key international brokerage firms; and (iv) a successful direct marketing model that leverages the AIA Group's database and business partners;
·
further expand its high net worth and wealth management business by developing products, in particular investment-linked products, tailored to such business and focusing segments of its agency and bancassurance distribution on such business; and
·
strengthen and grow its group business by further developing AIA Singapore's "e-platform" for its customers, targeting new market segments and focusing on designing competitive products.

Malaysia
The AIA Group began conducting business in Malaysia in 1934 as a branch of AIA Limited. In 2008, its Malaysian branch operations were converted to a locally incorporated company. In 2008, AIA Malaysia became the first life insurance company in Malaysia to receive an international Takaful operator licence, and is one of few life insurance companies in Malaysia offering Takaful products in international currencies. AIA Takaful International Bhd. was then formed to focus on foreign currency denominated Takaful insurance and re-Takaful business. The AIA Group occupied the third position in Malaysia's life insurance market with a reported 13.3 per cent. market share of life insurance premiums in 2008, based on data published by the Life Insurance Association of Malaysia. AIA Malaysia had an in-force book of business in excess of 2 million policies as of 30 September 2009.
A number of channels within AIA Malaysia's multi-channel distribution network contribute to its sales, with its agency force constituting the majority of sales production and bancassurance and direct marketing representing growing distribution channels. AIA Malaysia had the second largest agency force in the Malaysian life insurance market with more than 10,000 agents as of 30 June 2009, based on data published by the Life Insurance Association of Malaysia. AIA Malaysia has approximately 6 bancassurance relationships. The AIA Group believes that AIA Malaysia's growing direct marketing distribution channel, with over 20 direct marketing relationships, is one of the market leaders in the channel.

AIA Malaysia is focused on the following key strategies:

·
expand its product suite to include Takaful, pension and mutual fund products;
·
grow its financial services capabilities by capitalizing on industry liberalisation initiatives resulting from Bank Negara Malaysia's Financial Sector Master Plan and inorganic growth opportunities; and
·
further expand multi-channel distribution network through agency force expansion and leveraging the direct marketing channel and bancassurance to expand into other distribution channels.

China
The AIA Group returned to the PRC in 1992 when it opened a branch in Shanghai, but the AIA Group has roots in China dating back to 1919. AIA China currently operates in two provinces (Guangdong and Jiangsu) and three cities (Shanghai, Beijing and Shenzhen), representing a population of more than 200 million people. AIA China was the first foreign life insurance company to be licensed to operate in China and is currently the only wholly-owned foreign life insurance company operating in China.

The AIA Group occupied the leading market position among foreign life insurance companies, with an approximately 21% market share of life insurance premiums earned by foreign life insurance companies in 2008, based on data published by the CIRC. The AIA Group had a reported 1.0 per cent. market share of life insurance premiums earned by both domestic and foreign life insurance companies, based on data published by the CIRC.
AIA China maintains a multi-channel distribution network. Agency is the core distribution channel and, based on industry data distributed at a nationwide insurance industry conference, AIA China had the largest agency force among foreign life insurance companies in China's life insurance market with approximately 26,000 agents as of 30 November 2009. AIA China has a growing presence in both bancassurance and the direct marketing channels. AIA China has approximately 17 bancassurance relationships, which provides it with access to more than 1,100 bank branches. AIA China's direct marketing channel, supported by a sales force of approximately 460 telesales representatives as of 30 November 2009, has grown significantly since its introduction.

AIA China is focused on the following key strategies:

·
seek continuous geographic expansion opportunities, including expanding into a range of new cities;
·
grow the size and quality of its agency force through systematic recruiting and productivity improvement; and
·
grow bancassurance and scale up its direct marketing channel, including by developing new products focused on the emerging high net worth customer segment.

Korea

AIA Korea commenced operations in 1987, initially as a branch of ALICO. AIA Korea was reorganised as a branch of AIA-B in 1997, although ALICO continued to have some management and reporting oversight over AIA Korea through 2008. In 2000, AIA Korea began operating under the name "AIG Life Korea". In June 2009, AIA Korea initiated a comprehensive, and the AIA Group believes successful, re-branding campaign and currently operates under the name "AIA Life". The AIA Group occupied the second position among foreign life insurance companies, with an approximate 15.2 per cent. market share of life insurance premiums earned by foreign life insurance companies in 2008, based on data published by the Korea Life Insurance Association. The AIA Group had a reported 3.5 per cent. market share of life insurance premiums earned by both domestic and foreign life insurance companies in 2008, based on data published by the Korea Life Insurance Association. AIA Korea served more than 2 million individual customers and had approximately 3.7 million in-force polices as of 30 November 2009.
A number of channels within AIA Korea's multi-channel distribution network contribute to its sales. AIA Korea's agency force had more than 4,400 agents as of 30 November 2009, and is one of the most productive agency forces in the AIA Group, with first year premiums of approximately 111 million Korean Won per agent in 2008. The AIA Group believes AIA Korea is a strong participant in the direct marketing distribution channel, leveraging its 15 dedicated call centres and total staff of approximately 620 telemarketers as of 30 November 2009. In September 2006, AIA Korea launched hybrid marketing, a distribution channel that relies on a phased sales approach consisting of telephone marketing followed by face-to-face meetings. This channel had more than 500 master planners (i.e. personnel that work in the hybrid marketing channel) as of 30 November 2009 and is an important distribution channel for AIA Korea. Bancassurance is also an important distribution channel, and AIA Korea has bancassurance relationships with approximately 17 banks and 7 securities companies. AIA Korea's goal is to equip each of its agency, bancassurance, direct and hybrid marketing channels with every insurance product category AIA Korea offers.
AIA Korea is focused on the following key strategies:
.
grow its agency business by increasing the size of its agency force, enhance its branch management model, improve its business alliance with general agents and build quality financial advisory capability;
.
redesign and reposition its A&H insurance products as part of a diversified product offering aligned with its customer segmentation strategy;
.
further develop its pension product and business capabilities; and
.
further increase AIA brand awareness through re-branding activities and enhance capital and risk management capabilities.

Other Geographical Markets

Philippines

Philamlife was formed in 1947 and is one of only three life insurers in the Philippines with a composite insurer's licence. Philamlife recently joined the AIA Group. Philamlife occupied the leading position in the Philippines' life insurance market with an approximately 24 per cent. market share of premium income (as classified by the Philippine Insurance Commission) in 2008, based on preliminary data published by the Philippine Insurance Commission. Philamlife served more than one million individual customers and corporate clients as of 31 December 2008. Although a part of the AIA Group, Philamlife will continue to use the "Philamlife" brand, which the AIA Group believes is one of the most recognised life insurance brands in the Philippines' life insurance market.
Philam Asset Management, Inc. ("PAMI"), established in 1992, provides asset management services. PAMI had more than USD330 million assets under management, representing approximately 23 per cent., or the second highest amount, of assets under management in the Philippines' asset management industry, based on data published by the Investment Company Association of the Philippines. PAMI leverages the distribution platform of Philamlife to distribute its broad line of investment products, including six PAMI-managed mutual funds.
Philamlife's agency force and bancassurance relationships constitute the majority of Philamlife's sales production. Based on publicly available data, Philamlife had the largest agency force in the Philippine's life insurance market with approximately 6,000 agents as of 30 November 2009. Philamlife has a strategic exclusive bancassurance joint venture entered into in the second half of 2009 with BPI, in which Philamlife acquired a 51 per cent. stake in Ayala Life, the life insurance subsidiary of BPI and entered into a bancassurance distribution agreement with BPI. The total consideration paid by Philamlife was USD39 million. This amount is subject to purchase price adjustment, estimated to be USD7 million, based on the final adjusted net worth of Ayala Life as at the date of acquisition. Among other things, this strategic bancassurance joint venture provides Philamlife with access to BPI's network of over 750 bank branches. Philamlife is focused on the following key strategies:
• continue to build the leading agency force by recruiting dynamic agents and agency leaders and improve the productivity and geographic reach of the agency force;
• continue expanding new distribution channels, including by accelerating growth in bancassurance and the direct marketing channel; and
• focus on key customer segments through programs tailored to the market such as its Overseas Filipino Workers business program.

Australia

AIA Australia, a wholly-owned subsidiary of AIA Limited, was formed in 1970. AIA Australia has historically operated under the "AIA" brand, although from 2004 to June 2009 it operated under the "AIG" and related brands. In June 2009, AIA Australia re-branded back to the "AIA" brand.
Based on data published by Plan for Life, AIA Australia occupied the (i) sixth position in Australia's life risk insurance segment, with a reported 8.4 per cent. market share of total premiums in the 12 months ended 30 June 2009; (ii) second position in Australia's life risk insurance segment in terms of total new sales, with a reported 14.7 per cent. market share in the 12 months ended 30 June 2009; and (iii) leading position in the group life risk insurance segment with a reported 20.0 per cent. market share of total premiums in the 12 months ended 30 June 2009.
The life risk group insurance channel and IFA channel have historically been the most important to AIA Australia's sales production. AIA Australia's life risk group insurance channel distributes products through its approximately 20 contracts with regulated superannuation funds. AIA Australia has more than 2,200 IFA relationships. AIA Australia served approximately 1.8 million customers as of 30 November 2009.
AIA Australia is focused on the following key strategies:
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consolidate its market position as the leading group life risk insurance provider through enhanced business service capabilities to the superannuation market;
.
outperform market growth in the IFA/brokerage channel, and expand its direct marketing and bancassurance distribution channels through alliances with Australian companies with high brand awareness and strong customer affinity; and
.
expand its business by seeking inorganic growth opportunities in the life risk insurance market.

Indonesia

The AIA Group entered Indonesia in 1984 via a joint-venture, PT Asuransi AIA Indonesia. In order to simplify its operations in Indonesia and enable the AIA Group to focus on running one core, wholly-owned multi-channel life insurer under the AIA brand in Indonesia, the AIA Group exited this joint venture by selling its 60 per cent. interest to its joint venture partner on 22 October 2009. The AIA Group's current business in Indonesia is not related to its former joint venture and operates through PT AIA Financial, which is a successor to PT Asuransi Jiwa Lippo Utama, a separate company that was acquired in 1999. AIA Indonesia was granted a Sharia life insurance licence in August 2009. AIA Indonesia occupied the third position in Indonesia's life insurance market with a reported 12.6 per cent. market share of annual premium (as classified by the Indonesian Life Insurance Association) in 2008, based on data published by the Indonesian Life Insurance Association.
AIA Indonesia maintains a multi-channel distribution network. AIA Indonesia had the third largest agency force in Indonesia's life insurance market with more than 9,500 agents as of 31 December 2009, based on data published by the Indonesian Life Insurance Association. AIA Indonesia has approximately 8 bancassurance relationships that provide it with access to over 1,100 bank branches. AIA Indonesia served approximately 600,000 in force policies as of 30 November 2009. AIA Indonesia also utilises direct marketing and group distribution channels.
AIA Indonesia is focused on the following key strategies:
.
grow the size of its agency force and accelerate the development of its bancassurance, direct marketing and group distribution channels; and
.
build its Sharia business and provide innovative life, A&H, group and pension products.

Taiwan

The AIA Group's branch in Taiwan commenced business in 1990. On 1 June 2009, AIA-B acquired the business of the Taiwan branch of ALICO and changed the legal name of that business to American International Assurance  (Bermuda) Limited - Taiwan Branch. AIA Taiwan served more than 110,000 individual customers as of 30 November 2009.
AIA Taiwan's multi-channel distribution network consists of bancassurance, direct marketing and broad marketing, a channel that utilises mass marketing through television, newspapers and magazines. AIA Taiwan has approximately 7 bancassurance relationships and, as of 31 October 2009, employed more than 200 direct marketers in charge of selling its products by phone. The AIA Group believes AIA Taiwan currently occupies the leading position in the broad marketing distribution channel.
AIA Taiwan is focused on the following key strategies:
.
become the leader in the direct marketing channel; and
.
expand sponsor marketing programs, grow AIA Taiwan's customer database by developing broad marketing campaigns and further develop its alternative distribution channels to reach under-served customer segments

Vietnam

AIA Vietnam, a wholly-owned subsidiary of [AIA Limited], was formed in 2000 and was one of the first foreign-owned life insurers to operate in the country. AIA Vietnam has historically operated under the "AIA" brand, although during a limited period between August 2008 and June 2009 it operated under the "AIG" brand. In June 2009, AIA Vietnam re-branded back to the "AIA" brand. AIA Vietnam occupied the fourth position in Vietnam's life insurance market with a reported 6.6 per cent. market share of total premiums in the 12 months ended 30 June 2009, based on data published by the Association of Vietnamese Insurers. AIA Vietnam had approximately 230,000 in-force policies as of 30 November 2009.
AIA Vietnam's agency channel has historically dominated its sales production. AIA Vietnam had the third largest individual agency force in the Vietnamese life insurance market with more than 11,700 agents as of 30 September 2009, based on data published by the Association of Vietnamese Insurers. AIA Vietnam is focused on building multi-channel distribution capabilities and has entered into distribution agreements with four bank partners. AIA Vietnam is focused on the following key strategies:
.
develop its agency distribution channels by implementing programs to recruit experienced agency leaders and improving its agency activity ratio and its agents' productivity, sales quality and volume; and
.
extend its distribution reach by developing alternative distribution channels, including the bancassurance channel by entering into a long-term or exclusive partnership agreement with a major bank and increasing market penetration through partnerships with smaller banks.

New Zealand

AIA New Zealand commenced business in 1981, initially as a branch of ALICO. In 1993, the business was transferred to AIA-B and began doing business under the "AIA New Zealand" brand. Based on data published by the Investment Savings and Insurance Association of New Zealand, the AIA Group occupied the sixth position in New Zealand's life and health insurance market with a reported 6.2 per cent. market share of total premiums as of 30 June 2009. AIA New Zealand served more than 48,000 individual customers and corporate clients as of 30 November 2009. AIA New Zealand actively participates in the group insurance market.
AIA New Zealand's IFA channel has historically dominated AIA New Zealand's sales production. AIA New Zealand has over 2,500 IFA relationships. This distribution channel has been supplemented by a modest tied agency force and bancassurance channel. AIA New Zealand is focused on the following key strategies:
.
develop new products and services to support growth within IFA, bancassurance and group distribution channels; and
.
develop a direct marketing distribution channel.

Macau

AIA Macau began its business in 1982. AIA Macau is managed and supported by AIA Hong Kong and is a branch of AIA-B. AIA Macau occupied the leading position in Macau's life insurance market with a reported 36.1 per cent. market share of gross premiums (as classified by the Monetary Authority of Macau) in 2008, based on data published by the Monetary Authority of Macau.
AIA Macau had the largest agency force in the Macau life insurance market with more than 800 agents, representing over 35 per cent. of the total individual agents in the market as of August 2009, based on data published by the Monetary Authority of Macau. AIA Macau is focused on the following key strategies: grow its agency force to 1,000 agents by 2011; and build alternative distribution channels, including bancassurance.

Brunei

AIA Brunei was registered for business in 1957, and the AIA Group was one of the first international life insurance companies to operate in the country. AIA Brunei is managed and supported by AIA Singapore and is a branch of AIA Limited. The AIA Group occupied the leading position in Brunei's life insurance market with an estimated 70 per cent. market share of the life insurance market (excluding Takaful) in 2008, based on data published by Axco Insurance Information Services.
AIA Brunei's main distribution channel is its network of more than 180 agents as of 30 Novmeber 2009. Bancassurance is a growing distribution channel for AIA Brunei, and it has had significant distribution relationships with major financial institutions since 2001.
AIA Brunei is focused on the following key strategies:
.
grow its agency force through initiatives that include a recruitment project with Brunei's Department of Labour;
.
expand its bancassurance channel by introducing more group, life and other products that meet the needs of its customers; and
.
improve customer service by introducing initiatives such as "e-Care", an on-line policy services system for its customers to enquire on their policies.

AIA Pension

AIA-PT was formed in 1992 and AIA-T was formed in 1987. AIA-PT and AIA-T serve as trustees of a multi-investment manager pension platform offering more than 50 constituent funds under Hong Kong's Optional Retirement Schemes Ordinance ("ORSO") with respect to voluntary corporate pensions and Mandatory Provident Funds Scheme Ordinance with respect to defined contribution plans. AIA Pension also acts as the trustee of other collective investment schemes. AIA Pension strives to provide a comprehensive investment platform to satisfy the spectrum of individual members risk appetites as well as investment management needs.
There are approximately 19 approved trustees in the mandatory provident fund market and AIA Pension occupied the third position in the mandatory provident fund market with an approximately 10.1 per cent. market share of assets under management as of 30 June 2009, based on available data. As of 30 November 2009, AIA Pension has a combined USD6.6 billion of assets under management for its pension management business that covers more than 700,000 members of its approximately 37,000 ORSO and mandatory provident fund clients. AIA Pension's products are distributed across a wide range of distribution channels, including nearly 4,800 registered mandatory provident fund intermediaries in AIA Hong Kong's tied agency force as well as over 200 brokers, IFAs, consultants and bank partners. AIA Pension has received a number of awards from third parties in recognition of its products and services.
AIA Pension is focused on the following key strategies:
.
continue to promote its products to corporate customers;
.
implement strategies to satisfy future needs of any retail segment of the MPFSO market in the event proposed regulatory changes shift the MPFSO market from a pure corporate pension market to a retail pension market;
.
expand MPFSO-licensed agency force; and
.
further develop services to improve customer access to pension information.

Joint Ventures

India

The AIA Group
commenced operations in India in 2001 through a joint venture established with Tata Sons Limited under the name Tata AIG Life Insurance Company Limited. The AIA group has a 26 per cent. equity interest in AIA India. As described on Tata Group's internet website (www.tata.com), Tata Group companies operate in seven business sectors: communications and information technology, engineering, materials, services, energy, consumer products and chemicals. They are, by and large, based in India and have significant international operations. Tata Sons Limited was incorporated as a company in 1917. Tata Sons Limited is the promoter of all key Tata companies and holds the bulk of shareholding in these companies. The equity shares of Tata Sons Limited are not listed on any stock exchange and approximately two-thirds of the equity capital of Tata Sons Limited is held by philanthropic trusts endowed by members of the Tata family.
Based on data published by the Insurance Regulatory and Development Authority of India, AIA India's market share of total premiums generated by non-state-owned life insurance companies was approximately 4.0 per cent. for the 12 months ended 31 March 2009. Based on data published by the Insurance Regulatory and Development Authority, AIA India's market share of total premiums generated by all life insurance companies was approximately 2.0 per cent. for the 12 months ended 31 March 2009.
While AIA India has developed a multi-channel distribution network, its agency force of approximately 14,400 agents as of 30 November 2009 contributes the majority of its sales production. AIA India has over 400 sales offices across more than 200 cities and towns in India as of August 2009.
AIA India is focused on the following key strategies:
.
calibrate growth in a changing financial services landscape and balancing scale, productivity, expenses and capital requirements; and
.
strengthen agency distribution and further expand its alternative distribution channels and products suite.

INVESTMENTS

Overview

The carrying value of the AIA Group's total investment portfolio was USD76 billion as of
30 November 2009
, of which policyholder and shareholder investments (i.e., excluding investment-linked investments) ("Policyholder and Shareholder Investments") represented 82 per cent. and investments related to investment-linked and pension business ("Investment-linked Investments") represented 18 per cent. of the AIA Group's total investment portfolio. Investment return associated with investment-linked, including pension products, is generally passed through to policyholders. The AIA Group's investments and investment management functions are key aspects of the AIA Group's business and can create significant value for the AIA Group's customers and shareholders. The AIA Group's financial strength and ability to profitably underwrite insurance business depends significantly on the quality and performance of its investment portfolios. The AIA Group invests the premiums and other income generated from its insurance business with an objective of meeting the future liabilities associated with the insurance products that it underwrites, as well as to generate desired return for its business. The AIA Group's success in investment management contributes to the competitiveness of its products, its financial strength and business reputation.
The AIA Group's long-standing culture of disciplined investing, active management of investments and risk management have enabled it to maintain financial stability through many varied business and economic cycles, including the global economic downturn. The AIA Group believes that it has considerable investment expertise to manage its portfolios across its geographical markets. As significant volatility and uncertainty pervaded the markets in recent years, the AIA Group preserved its capital and the value of its investments by reducing its exposure to riskier assets and increasing its fixed income investment allocation and cash balances. The AIA Group believes that the scale of its investment portfolio well positioned it to pursue various investment strategies and asset allocations while maintaining flexibility to manage its portfolio prudently and take measured risks to increase its portfolio returns.

Investment Objectives and Processes

Policyholder and Shareholder Investments

For the AIA Group's Policyholder and Shareholder Investments, the primary investment principle is to achieve optimal levels of risk-adjusted return for policyholders and shareholders over the long-term while: (i) preserving capital; (ii) maintaining adequate solvency and liquidity levels; (iii) remaining in line with risk management and asset-liability management objectives; and (iv) ensuring full compliance with applicable regulations and internal policies. The AIA Group's investment objective is to produce stable and consistent income and returns, mainly through investments in long duration fixed income instruments. The AIA Group also invests a portion of its portfolio in other asset classes, such as public equities, private equities and real estate, to generate higher returns.
To meet these objectives, the AIA Group has established a structured investment management framework including: (i) a liability-driven strategic asset allocation ("SAA") benchmark designed to match its long-term liability requirements (i.e., one to five year horizon); (ii) a market-driven tactical asset allocation ("TAA") overlay designed to reduce risk and benefit from market opportunities in the near term; and (iii) a combination of internal and external investment management for individual asset class management designed to create value from optimising the mix of managers.

Investment Framework

The AIA Group has established an investment framework to ensure that its investments are properly authorised, monitored and managed. The investment committees of the local operating units report both to a group investment committee and their respective boards of directors and/or executive committees. The investment committees and the AIA Group's investment officers determine the AIA Group's investment strategy, including the SAA target and TAA band for each local operating unit, in conjunction with their responsibility of maintaining and monitoring the management of the assets included in Policyholder and Shareholder Investments. These SAA targets and TAA bands also require the approval of the AIA Group's ALM Committee and relevant asset-liability management committees.
The SAA sets long-term asset allocation targets, while the TAA defines the range around such targets in response to financial market conditions. Both the SAA target and the TAA band are designed with consideration given to liability characteristics, long-term investment return expectations, financial market volatilities and changes in correlations of asset classes, capital management consideration and regulations at both group and local levels, local financial market conditions, as well as macroeconomic factors.
At the local operating units, investment transactions are carried out by its investment teams in accordance with the objectives established by the SAA and TAA. The investment committee of each local operating unit reviews and, to the extent within its authority, approves investment transactions.

Investment Activities Tailored to the AIA Group's Geographical Markets

The AIA Group's
investments are managed at both the group level and local operating unit level, with investment strategies tailored to the business needs of, and regulatory requirements applicable to, each operating unit. The AIA Group's operating units sell varying mixes of insurance products, which give rise to varying liability profiles across the operating units. In addition, the AIA Group's local operating units are subject to varying regulations governing their investments, including regulations requiring them to invest a portion of their premiums in on-shore local investments. In view of these regulations, the AIA Group's strategies in most of its geographical markets focus on investing in such markets, which also tend to provide better asset-liability management by mitigating exposure to foreign exchange rate fluctuations.
The composition of the AIA Group's insurance policies sold in each geographical market also impacts the its investment strategy. For example, with respect to participating policies issued in Singapore, Malaysia and China, the AIA Group generally holds a higher portion of equities and alternative investments in order to increase potential returns, the risk profile of which is consistent with policyholder expectation.

Investment-linked Investments

Investment-linked products are insurance products where the surrender value of the policy is linked to the value of underlying investments (collective investment schemes, internal investment pools or other investment instruments). Investment return associated with the product is usually passed through to the policyholder. The AIA Group's pension business predominantly consists of employer-sponsored defined-contribution arrangements. Employers use the AIA Group as their service provider and either select specific funds for investment or allow participating employees to choose their funds. The AIA Group's pension business provides detailed fund analysis, risk profiling and prevailing market condition outlooks from chosen third party fund managers.

Investment Management

The AIA Group
manages its investment portfolio using a combination of internal and external managers. The AIA Group's Policyholder and Shareholder Investments are primarily managed internally, while Investment-linked Investments are primarily managed by third parties.
To ensure the quality of third party funds underlying the AIA Group's investment-linked products, the AIA Group has in place a set of quantitative and qualitative criteria that enables it to select as well as monitor the underlying investment fund on an ongoing basis. Other geographical markets where the AIA Group's investment-linked products are sold may adopt a different selection and monitoring framework due to specific local regulatory requirements and varied degree of product maturity.
The AIA' Group's pension platform offers a wide range of funds managed by third parties where valuations are tied to the price of the unit of the underlying fund. The selection of asset management companies and their underlying funds is subject to a rigorous selection process and is reviewed in comparison to established benchmarks and relevant peer groups. The AIA Group puts underperforming funds on a closely monitored watch list and replaces those that do not demonstrate clear signs of improvement.

Investment Portfolio

Overview

The AIA Group manages its financial investments in two distinct categories: Investment-linked Investments and Policyholder and Shareholder Investments. The investment risk in respect of Investment-linked Investments is generally borne by customers. Furthermore, investment-linked contract holders are responsible for allocation of their policy values amongst investment options offered by the AIA Group. Policyholder and Shareholder Investments include all financial investments other than Investment-linked Investments. The investment risk in respect of Policyholder and Shareholder Investments is partially or wholly borne by the AIA Group.
The AIA Group's investment portfolio consists of two principal asset classes: (i) fixed income securities and (ii) equity securities and alternative investments. The following table sets forth the unaudited carrying value of the AIA Group's principal asset classes in its investment portfolio as of the dates indicated.

	As of 30 November 2007
	Policyholder and Shareholder Investments	% of Total Policyholder and Shareholder Investments	Investment- linked Investments	% of Total Investment- linked Investments	Total
	(in US$ millions)

Fixed income securities	49,243	84%	2,143	16%	51,386
Equity securities and alternative investments...............................................................	9,289	16%	11,040	84%	20,329

Total ...............................................................................	58,532	100%	13,183	100%	71,715

	As of 30 November 2008
	Policyholder and Shareholder Investments	% of Total Policyholder and Shareholder Investments	Investment- linked Investments	% of Total Investment- linked Investments	Total
	(in US$ millions)

Fixed income securities..................................................	46,905	93%	2,631	32%	49,536
Equity securities and alternative investments...............................................................	3,282	7%	5,682	68%	8,964

Total ...............................................................................	50,187	100%	8,313	100%	58,500

	As of 30 November 2009
	Policyholder and Shareholder Investments	% of Total Policyholder and Shareholder Investments	Investment- linked Investments	% of Total Investment- linked Investments	Total
	(in US$ millions)

Fixed income securities..................................................	56,640	91%	2,598	19%	59,238
Equity securities and alternative investments...............................................................	5,342	9%	11,080	81%	16,422

Total ...............................................................................	61,982	100%	13,678	100%	75,660

The AIA Group generally allocates a large proportion of its investment portfolio to fixed income securities, which represented 84 per cent., 93 per cent. and 91 per cent. of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. Equity securities and alternative investments, which totalled 16 per cent., 7 per cent. and 9 per cent. of the carrying value of total Policyholder and Shareholder Investments as of 30 November, 2007, 2008 and 2009, respectively, declined in FY 2008 primarily as a result of the AIA Group de-risking its investment portfolio as a result of the global economic downturn and the AIG Events as well as the decline in fair value of AIG shares, which made up approximately 25 per cent. of its total equity portfolio as of 30 November 2007.

Fixed Income Investment Portfolio

Overview

The following table sets forth the unaudited carrying value of the subcategories of fixed income securities in the AIA Group's investment portfolio as of the dates indicated.

	As of 30 November 2007
	Policyholder and Shareholder Investments	% of Total Policyholder and Shareholder Investments	Investment- linked Investments	% of Total Investment- linked Investments	Total
	(in US$ millions)
Debt securities:
Government bonds........................................................	15,811	27%	286	2%	16,097
Government agency bonds...........................................	6,862	12%	164	1%	7,026
Corporate bonds............................................................	18,210	31%	1,020	8%	19,230
Structured securities.....................................................	2,033	3%	18	- %	2,051

Subtotal..........................................................................	42,916	73%	1,488	11%	44,404

Loans:
Policy loans....................................................................	1,327	2%	-	- %	1,327
Mortgage loans on residential real estate......................	609	1%	-	- %	609
Mortgage loans on commercial real estate....................	112	- %	-	- %	112
Inter-company loans to fellow subsidiaries of AIG.......	1,589	3%	-	- %	1,589
Other loans....................................................................	179	- %	3	- %	182
Allowance for loan losses............................................	(15)	- %	-	- %	(15)

Subtotal..........................................................................	3,801	6%	3	- %	3,804

Term deposits................................................................	557	1%	38	- %	595

Cash and cash equivalents...........................................	1,969	3%	614	5%	2,583

Total fixed income securities .................................	49,243	84%	2,143	16%	51,386

	As of 30 November 2008
	Policyholder and Shareholder Investments	% of Total Policyholder and Shareholder Investments	Investment- linked Investments	% of Total Investment- linked Investments	Total
	(in US$ millions)
Debt securities:
Government bonds........................................................	14,663	29%	261	3%	14,924
Government agency bonds...........................................	7,295	15%	220	3%	7,515
Corporate bonds............................................................	17,956	36%	971	12%	18,927
Structured securities.....................................................	942	2%	15	- %	957

Subtotal..........................................................................	40,856	81%	1,467	18%	42,323

Loans:
Policy loans....................................................................	1,437	3%	-	- %	1,437
Mortgage loans on residential real estate......................	587	1%	-	- %	587
Mortgage loans on commercial real estate....................	105	- %	-	- %	105
Inter-company loans to fellow subsidiaries of AIG.......	29	- %	-	- %	29
Other loans....................................................................	242	- %	-	- %	242
Allowance for loan losses............................................	(7)	- %	-	- %	(7)

Subtotal..........................................................................	2,393	5%	-	- %	2,393

Term deposits................................................................	608	1%	48	1%	656

Cash and cash equivalents...........................................	3,048	6%	1,116	13%	4,164

Total fixed income securities .................................	46,905	93%	2,631	32%	49,536

	As of 30 November 2009
	Policyholder and Shareholder Investments	% of Total Policyholder and Shareholder Investments	Investment- linked Investments	% of Total Investment- linked Investments	Total
	(in US$ millions)
Debt securities:
Government bonds........................................................	17,690	29%	280	2%	17,970
Government agency bonds...........................................	7,641	12%	256	2%	7,897
Corporate bonds............................................................	24,147	39%	1,170	9%	25,317
Structured securities.....................................................	997	2%	20	0%	1,017

Subtotal..........................................................................	50,475	81%	1,726	13%	52,201

Loans:
Policy loans....................................................................	1,644	3%	-	0%	1,644
Mortgage loans on residential real estate......................	527	1%	-	0%	527
Mortgage loans on commercial real estate....................	48	0%	-	0%	48
Inter-company loans to fellow subsidiaries of AIG.......	87	0%	-	0%	87
Other loans....................................................................	371	1%	75	1%	446
Allowance for loan losses............................................	(12)	0%	-	0%	(12)

Subtotal..........................................................................	2,665	4%	75	1%	2,740

Term deposits................................................................	859	1%	33	0%	892

Cash and cash equivalents...........................................	2,641	4%	764	6%	3,405

Total fixed income securities .................................	56,640	91%	2,598	19%	59,238

Debt securities constitute the largest asset class in the AIA Group's Policyholder and Shareholder Investments, representing 73 per cent., 81 per cent. and 81 per cent. of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. The remaining asset classes within the fixed income investments portion of the AIA Group's investment portfolio include loans, term deposits and cash and cash equivalents.
A large proportion of the AIA Group's investments in debt securities are in the form of government bonds and government agency bonds. Government agency bonds comprise bonds issued by government sponsored institutions such as state owned enterprises, provincial and municipal authorities and supranational financial institutions, such as the Asian Development Bank. This allocation is driven primarily by asset-liability and capital management purposes as these assets tend to be capital efficient and provide longer maturities to enable the AIA Group to better match its liability profiles. In all of its operating units, the AIA Group maintains currency matching between assets and liabilities to the extent appropriate. The AIA Group also holds a large portfolio of corporate bonds, comprising 31 per cent., 36 per cent. and 39 per cent. of carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. The AIA Group's corporate bond investments are primarily investment grade issues in their respective geographical markets and generally offer yield enhancement as compared to government bonds, and also provide duration matching for the AIA Group's liabilities.
In conducting its credit risk assessment of potential investment opportunities, the AIA Group uses an internal risk rating system which is conceptually similar to systems used by external credit rating agencies, such as Moody's and S&P. The AIA Group evaluates each security and assigns it an internal rating and use external credit ratings as a reference.
A portion of the AIA Group's investment in fixed income securities is composed of government agency bonds, corporate bonds and structured securities that are below investment grade or not rated by international credit rating agencies. These investments, and the rationales for our investments in such securities, principally consist of:
.
Government and government agency bonds whose ratings are capped by the sovereign debt rating ceiling issued by rating agencies and the AIA Group's internal rating system. These fixed income securities are held primarily for asset-liability management purposes in countries that are rated below investment grade.
.
Bonds and structured notes issued by infrequent issuers in local markets that do not seek credit ratings from international credit rating agencies. These fixed income securities are held for their credit spreads to enhance the yield of the AIA Group's portfolios.
.
Bonds that were rated investment grade at time of purchase but have been subsequently downgraded. The AIA Group reassesses its holding of such securities upon a downgrade.
.
Certain below investment grade or non-rated emerging market bonds that offer yield enhancement opportunities by capturing their relative value through trading strategies managed by PineBridge Investments Europe Ltd., an independent third party and an affiliate of Bridge Partners, L.P. See "- Investment Management"  in this section.
Below investment grade or non-rated securities typically carry risks. Complementing the AIA Group's investment framework described above in " - Investment Framework" and the tools used in connection with its investment process, such as its internal risk rating system, certain aspects of its risk management framework help it to manage the risks associated with such investments.

Government Bonds

Government bonds constituted 27 per cent., 29 per cent. and 29% per cent. of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively.
The following tables (unaudited) show the breakdown of government bonds issued in local and foreign currency by country. In order to diversify investment risk, the AIA Group maintains a portfolio of foreign currency denominated government bonds from a diverse range of countries outside its geographical markets which are set forth below, including a small portfolio of emerging markets debt securities.

	As of 30 November 2007
	Rating	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
		(in US$ millions)
Government bonds - Issued by governments in their local currency
Singapore..............................................................................	AAA	1,846	14%	51	24%	1,897
Thailand.................................................................................	A	5,826	44%	-	- %	5,826
Philippines.............................................................................	BB	1,200	9%	30	14%	1,230
Malaysia................................................................................	A	1,374	10%	1	- %	1,375
China.....................................................................................	A	895	7%	30	14%	925
Indonesia...............................................................................	BB	514	4%	86	40%	600
Korea....................................................................................	A	1,399	10%	16	7%	1,415
Other.....................................................................................		313	2%	-	- %	313

Total .....................................................................................		13,367	100%	214	100%	13,581

	As of 30 November 2008
	Rating	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Government bonds - issued by governments in their local currency
Singapore..............................................................................	AAA	1,713	13%	69	32%	1,782
Thailand.................................................................................	A	6,377	50%	-	- %	6,377
Philippines.............................................................................	BB	862	7%	12	5%	874
Malaysia................................................................................	A	1,482	12%	3	1%	1,485
China.....................................................................................	A	967	8%	70	32%	1,037
Indonesia...............................................................................	BB	315	2%	59	27%	374
Korea....................................................................................	A	857	7%	6	3%	863
Other.....................................................................................		244	2%	-	- %	244

Total .....................................................................................		12,817	100%	219	100%	13,036

	As of 30 November 2009
	Rating	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Government bonds - issued by governments in their local currency
Singapore............................................................................	AAA	2,255	15%	70	33%	2,325
Thailand...............................................................................	A	7,374	47%	-	0%	7,374
Philippines...........................................................................	BB	1,309	8%	22	10%	1,331
Malaysia..............................................................................	A	1,149	7%	1	0%	1,150
China...................................................................................	A	1,107	7%	3	1%	1,110
Indonesia.............................................................................	BB	494	3%	115	53%	609
Korea..................................................................................	A	1,539	10%	4	2%	1,543
Other...................................................................................		317	2%		0%	317

Total ...................................................................................		15,544	100%	215	100%	15,759

Source:    AIA Group data

	As of 30 November 2007
	Rating	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Government bonds - issued by governments in foreign currency
Mexico.....................................................................................	BBB	168	7%	-	- %	168
South Africa............................................................................	BBB	103	4%	1	1%	104
Philippines...............................................................................	BB	632	26%	39	54%	671
Malaysia..................................................................................	A	307	13%	1	1%	308
Indonesia.................................................................................	BB	360	15%	17	24%	377
Korea......................................................................................	A	365	15%	1	1%	366
China.......................................................................................	A	53	2%	1	1%	54
Other.......................................................................................		456	19%	12	17%	468

Total .......................................................................................		2,444	100%	72	100%	2,516

	As of 30 November 2008
	Rating	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Government bonds - issued by governments in foreign currency
Mexico.....................................................................................	BBB	167	9%	3	7%	170
South Africa............................................................................	BBB	116	6%	2	5%	118
Philippines...............................................................................	BB	465	25%	18	43%	483
Malaysia..................................................................................	A	266	14%	2	5%	268
Indonesia.................................................................................	BB	252	14%	5	12%	257
Korea......................................................................................	A	67	4%	2	5%	69
China.......................................................................................	A	59	3%	2	5%	61
Other.......................................................................................		454	25%	8	19%	462

Total .......................................................................................		1,846	100%	42	100%	1,888

	As of 30 November 2009
	Rating	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Government bonds - issued by governments in foreign currency
Mexico...................................................................................	BBB	159	7%	2	3%	161
South Africa..........................................................................	BBB	166	8%	2	3%	168
Philippines.............................................................................	BB	761	35%	46	71%	807
Malaysia................................................................................	A	88	4%	1	2%	89
Indonesia...............................................................................	BB	268	12%	-	0%	268
Korea....................................................................................	A	222	10%	2	3%	224
China.....................................................................................	A	46	2%	2	3%	48
Other.....................................................................................		436	20%	10	15%	446

Total .....................................................................................		2,146	100%	65	100%	2,211

Source:    AIA Group data

Government Agency Bonds

Government agency bonds constituted 12 per cent., 15 per cent. and 12 per cent. of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. These securities are primarily issued by government-sponsored institutions largely in the geographical markets in which the AIA Group operates.
The following tables (unaudited) show the breakdown of the AIA Group's government agency bond holdings by credit rating. 97 per cent., 96 per cent. and 95 per cent. of total government agency bonds were rated BBB or higher as of 30 November 2007, 2008 and 2009, respectively. The credit ratings of government agency bonds are capped at the ratings of the individual country, some of which are below investment grade (BB+ or below).

	As of 30 November 2007
	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Government agency bonds:*
AAA....................................................................................................	1,336	19%	31	19%	1,367
AA......................................................................................................	290	4%	35	21%	325
A..	3,165	46%	63	38%	3,228
BBB.....................................................................................................	1,884	27%	16	10%	1,900
Below investment grade.....................................................................	85	1%	3	2%	88
Not rated.............................................................................................	102	1%	16	10%	118

Total government agency bonds ................................................	6,862	100%	164	100%	7,026

	As of 30 November 2008
	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Government agency bonds:*
AAA....................................................................................................	1,190	16%	15	7%	1,205
AA......................................................................................................	395	5%	65	30%	460
A..	3,069	42%	100	45%	3,169
BBB.....................................................................................................	2,377	33%	6	3%	2,383
Below investment grade.....................................................................	264	4%	1	- %	265
Not rated.............................................................................................	-	- %	33	15%	33

Total government agency bonds ................................................	7,295	100%	220	100%	7,515

	As of 30 November 2009
	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Government agency bonds:*
AAA....................................................................................................	1,236	16%	64	25%	1,300
AA......................................................................................................	195	3%	64	25%	259
A..	3,408	45%	116	45%	3,524
BBB.....................................................................................................	2,456	32%	4	2%	2,460
Below investment grade.....................................................................	346	5%	-	0%	346
Not rated.............................................................................................	-	0%	8	3%	8

Total government agency bonds ................................................	7,641	100%	256	100%	7,897

*       Source: AIA Group data. For ease of reference, the AIA Group uses S&P ratings where available. For securities where S&P ratings are not immediately available, it uses Moody's ratings as an alternative. Where S&P and Moody's ratings are not readily available, our internal rating methodology is used. The following conventions have been adopted to conform the various ratings.

Reported Above As:	S&P	Moody's	Internal Ratings
AAA	AAA	Aaa	1
AA	AA+ to AA-	Aa1 to Aa3-	2+ to 2-
A	A+ to A-	A1 to A3	3+ to 3-
BBB	BBB+ to BBB-	Baa1 to Baa3	4+ to 4-
Below investment grade	BB+ and below	Ba1 and below	5+ and below

Corporate Bonds

Corporate bonds constituted 31 per cent., 36 per cent. and 39 per cent. of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. In each of the AIA Group's geographical markets, its corporate bond investments include both local and foreign currency denominated bonds. The AIA Group invests in U.S. dollar denominated bonds primarily to match the U.S. dollar liabilities of certain operating units, such as AIA Hong Kong, and to enhance yields of investment portfolios of certain operating units, such as AIA Singapore and AIA Thailand, where the supply of corporate debt in the local geographical markets in which they operate is limited. AIA Singapore and AIA Thailand use currency swaps and foreign exchange forwards to hedge their U.S. dollar exposure of the U.S. dollar bond investments.
AIA Group's corporate bond investments are diversified across markets, industries and issuers or obligors. During FY 2008 and 2009, it recognised impairment losses of USD67 million and USD3 million, respectively, relating to bonds issued by Lehman Brothers. Sale of the defaulted bonds in 2009 resulted in a gain of USD19 million in 2009.
The table below shows the unaudited carrying value of the AIA Group's corporate bonds invested in various industries as of the dates indicated.

	As of 30 November
	2007		2008		2009
	Policyholder and Shareholder Investments	%	Policyholder and Shareholder Investments	%	Policyholder and Shareholder Investments	%
	(in US$ millions)
Banks....................................................................	5,470	30%	6,090	34%	6,864	28%
Oil and Gas...........................................................	1,859	10%	2,168	12%	3,089	13%
Telecommunications..............................................	2,496	14%	1,730	10%	2,293	9%
Diversified Financial Services...............................	1,950	11%	1,601	9%	2,079	9%
Electricity Power and Gas....................................	1,288	7%	1,329	7%	2,359	10%
Conglomerates......................................................	635	3%	696	4%	924	4%
Real Estate............................................................	514	3%	556	3%	760	3%
Insurance..............................................................	580	3%	440	2%	543	2%
Transport Marine...................................................	407	2%	358	2%	612	3%
Mining....................................................................	149	1%	232	1%	257	1%
Others...................................................................	2,862	16%	2,756	15%	4,367	18%

Total .....................................................................	18,210	100%	17,956	100%	24,147	100%

Source:    AIA Group data

The banking sector represented the AIA Group's largest sector exposure in its Policyholder and Shareholder Investments corporate bond portfolio as of 30 November 2008 which include bank hybrid capital securities. Bank hybrid capital securities generally provide better spreads as compared to senior debt securities, and also serve to enhance returns of the AIA Group's investment portfolio. A significant proportion of the AIA Group's holdings consist of securities issued by Asia Pacific banks and international banks whose business is largely focused on Asia.
The following tables (unaudited) show that 93 per cent., 94 per cent. and 94 per cent. of total corporate bonds were rated BBB or higher as of 30 November 2007, 2008 and 2009, respectively.

	As of 30 November 2007
	Shareholder and Policyholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Corporate bonds:*
AAA.......................................................................................................	301	2%	59	6%	360
AA..........................................................................................................	3,496	19%	281	28%	3,777
A..	8,096	44%	292	29%	8,388
BBB........................................................................................................	5,064	28%	200	20%	5,264
Below investment grade........................................................................	1,171	6%	151	15%	1,322
Not rated.................................................................................................	82	- %	37	4%	119

Total corporate bonds .......................................................................	18,210	100%	1,020	100%	19,230

	As of 30 November 2008
	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Corporate bonds:*
AAA.......................................................................................................	225	1%	78	8%	303
AA..........................................................................................................	3,271	18%	298	31%	3,569
A..	7,981	44%	292	30%	8,273
BBB........................................................................................................	5,397	30%	211	22%	5,608
Below investment grade........................................................................	997	6%	45	5%	1,042
Not rated.................................................................................................	85	- %	47	5%	132

Total corporate bonds .......................................................................	17,956	100%	971	100%	18,927

	As of 30 November 2009
	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Corporate bonds:*
AAA..................................................................................................	533	2%	34	3%	567
AA....................................................................................................	3,233	13%	253	22%	3,486
A..	11,297	47%	454	39%	11,751
BBB...................................................................................................	7,730	32%	198	17%	7,928
Below investment grade...................................................................	1,106	5%	41	4%	1,147
Not rated...........................................................................................	248	1%	190	16%	438

Total corporate bonds .................................................................	24,147	100%	1,170	100%	25,317

*       Source: AIA Group data. For ease of reference, the AIA Group uses S&P ratings where available. For securities where S&P ratings are not immediately available, it uses Moody's ratings as an alternative. Where S&P and Moody's ratings are not readily available, its internal rating methodology is used. The following conventions have been adopted to conform the various ratings.

Reported Above As:	S&P	Moody's	Internal Ratings
AAA	AAA	Aaa	1
AA	AA+ to AA-	Aa1 to Aa3-	2+ to 2-
A	A+ to A-	A1 to A3	3+ to 3-
BBB	BBB+ to BBB-	Baa1 to Baa3	4+ to 4-
Below investment grade	BB+ and below	Ba1 and below	5+ and below

Structured Securities

The AIA Group's
fixed income investment asset class also includes structured securities, which consist of asset-backed securities, mortgage-backed securities and collateralised debt obligations, constituting 3 per cent., 2 per cent. and 2 per cent. of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. Structured securities issued by Asia Pacific entities represented approximately 25 per cent., 30 per cent. and 75 per cent. of the total carrying value of structured securities as of 30 November 2007, 2008 and 2009, respectively.
During 2008 and 2009, the AIA Group recognised impairment losses of USD52 million and USD9 million respectively relating to collateralised debt obligations.
The following tables (unaudited) show that 95 per cent., 90 per cent. and 85 per cent. of the AIA Group's total structured securities were rated BBB or higher as of 30 November 2007, 2008 and 2009, respectively.

	As of 30 November 2007
	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Structured Securities:*
AAA....................................................................................................	998	49%	-	- %	998
AA......................................................................................................	268	13%	-	- %	268
A..	440	22%	-	- %	440
BBB.....................................................................................................	220	11%	3	17%	223
Below investment grade.....................................................................	71	3%	15	83%	86
Not rated.............................................................................................	36	2%	-	- %	36

Total structured securities ..........................................................	2,033	100%	18	100%	2,051

	As of 30 November 2008
	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Structured Securities:*
AAA....................................................................................................	479	51%	-	- %	479
AA.......................................................................................................	72	8%	-	- %	72
A..	78	8%	-	- %	78
BBB.....................................................................................................	218	23%	1	7%	219
Below investment grade.....................................................................	95	10%	14	93%	109
Not rated..............................................................................................	-	- %	-	- %	-

Total structured securities ...........................................................	942	100%	15	100%	957

	As of 30 November 2009
	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Structured Securities:*
AAA..................................................................................................	29	3%	-	0%	29
AA....................................................................................................	-	0%	-	0%	-
A..	463	46%	-	0%	463
BBB...................................................................................................	357	36%	5	25%	362
Below investment grade...................................................................	143	14%	15	75%	158
Not rated...........................................................................................	5	1%	-	0%	5

Total structured securities ........................................................	997	100%	20	100%	1,017

*       Source: AIA Group data. For ease of reference, the AIA Group uses S&P ratings where available. For securities where S&P ratings are not immediately available, it uses Moody's ratings as an alternative. Where S&P and Moody's ratings are not readily available, its internal rating methodology is used. The following conventions have been adopted to conform the various ratings.

Reported Above As:	S&P	Moody's	Internal Ratings

AAA	AAA	Aaa	1
AA	AA+ to AA-	Aa1 to Aa3-	2+ to 2-
A	A+ to A-	A1 to A3	3+ to 3-
BBB	BBB+ to BBB-	Baa1 to Baa3	4+ to 4-
Below investment grade	BB+ and below	Ba1 and below	5+ and below

Loans

The AIA Group
extends loans to enhance yields on its fixed income investments asset class. Loans represented 6 per cent., 5 per cent. and 4 per cent. of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. These loans principally consisted of policy loans, mortgage loans on residential and commercial real estate properties and intercompany loans to subsidiaries of AIG. The decrease in loans in FY 2008 is primarily due to the pay down of inter-company loans to subsidiaries of AIG.
The AIA Group has stringent lending policies that are based on a comprehensive credit analysis process and underwriting guidelines that account for diverse factors, including market conditions, industry specific conditions, company cash flows and quality of collateral. It also has a monitoring program in place whereby its credit teams review the status of the obligor on a regular basis to anticipate any credit issues. Policy loan amounts are restricted to the policy's cash surrender values and, as a result, the AIA Group is not exposed to credit risk on policy loans. The loss on residential mortgage loans and other loans was insignificant in each of FY 2007, 2008 and 2009.

Term Deposits and Cash and Cash Equivalents

The AIA Group's
term deposits and cash and cash equivalents constituted 4 per cent., 7 per cent. and 6 per cent. of the carrying value of total Policyholder and Shareholder Investments as of 30 November, 2007, 2008 and 2009, respectively. The increase in cash and cash equivalents in FY 2008 resulted from the AIA Group's de-risking of its investment portfolio as well as liquidity management initiative by shifting to cash, the results of operations, as well as capital contributions from AIG.

Equity securities and Alternative Investments

The AIA Group
allocates a portion of its investments to equity securities and alternative investments for yield-enhancement and risk-return optimisation purposes. A significant proportion of its equity securities are held to match investment-linked products and products with participating features where investment returns are shared between it and policyholders. The asset allocation strategies used to match these products are generally consistent with the nature of the products.
In certain other Policyholder and Shareholder Investment portfolios that back other products and shareholder funds, the AIA Group invests in equity securities in order to enhance overall investment portfolio returns. These investments are subject to the SAA and TAA, which seeks to optimise risk and return on such portfolios.
The following table (unaudited) sets forth the carrying value of the subcategories of the AIA Group's equity securities and alternative investments in its investment portfolio as of the date indicated.

	As of 30 November 2007
	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Equity Securities:
Private equities................................................................................................	191	- %	-	- %	191
Public equities..................................................................................................	4,255	7%	2,268	17%	6,523

Ordinary shares(1) ..........................................................................................	4,446	8%	2,268	17%	6,714
Securities held by consolidated mutual funds managed by AIG.....................	1,154	2%	1,558	12%	2,712

Interests in investment funds:
Private equity and alternative asset classes..................................................	288	- %	-	- %	288
Other...............................................................................................................	691	1%	7,214	55%	7,905

Subtotal...........................................................................................................	979	2%	7,214	55%	8,193

Shares in AIG..................................................................................................	2,520	4%	-	- %	2,520

Equity securities-total......................................................................................	9,099	16%	11,040	84%	20,139

Investment property........................................................................................	190	- %	-	- %	190

Total equity securities and alternative investments ...........................	9,289	16%	11,040	84%	20,329

(1)    Other than shares in AIG.

	As of 30 November 2008
	Policyholder and Shareholder Investments	%	Investment- linked Investments	%	Total
	(in US$ millions)
Equity Securities:
Private equities...................................................................................................	86	- %	-	-	86
Public equities....................................................................................................	1,619	3%	1,211	15%	2,830

Ordinary shares(1) .............................................................................................	1,705	3%	1,211	15%	2,916

Securities held by consolidated mutual funds managed by AIG...........................................................................................................	728	1%	805	10%	1,533

Interests in investment funds:
Private equity and alternative asset classes.....................................................	287	1%	-	- %	287
Other..................................................................................................................	258	1%	3,666	44%	3,924

Subtotal..............................................................................................................	545	1%	3,666	44%	4,211

Shares in AIG.....................................................................................................	87	- %	-	- %	87

Equity securities-total.........................................................................................	3,065	6%	5,682	68%	8,747

Investment property...........................................................................................	217	- %	-	- %	217

Total equity securities and alternative investments ..............................	3,282	7%	5,682	68%	8,964

(1)    Other than shares in AIG.

	As of 30 November 2009
	Policyholder and Shareholder Investments	% of Total Policyholder and Shareholder Investments	Investment- linked Investments	% of Total Investment- linked Investments	Total
	(in US$ millions)

Equity Securities:
Private equities................................................................	69	0%	-	-	69
Public equities.................................................................	3,624	6%	2,738	20%	6,362

Ordinary shares (1)..........................................................	3,693	6%	2,738	20%	6,431

Securities held by consolidated investment funds.........	661	1%	1,333	10%	1,994

Interests in investment funds:
Private equity and alternative asset classes..................	151	0%	-	0%	151
Other...............................................................................	531	1%	7,009	51%	7,540

Subtotal...........................................................................	682	1%	7,009	51%	7,691

AIG shares......................................................................	62	0%	-	0%	62

Subtotal...........................................................................	5,098	8%	11,080	81%	16,178

Investment property........................................................	244	0%	-	0%	244

Total equity and alternative investments ..............	5,342	9%	11,080	81%	16,422

(1)    Other than shares in AIG

The AIA Group's equities and alternative investment portfolio includes investments in public equities, private equities and investment funds that may invest in public equities and other alternative asset classes. Its equities and alternative investment portfolio represented 16 per cent., 7 per cent. and 9 per cent. of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. The significant decrease in equities in FY 2008 was due to the implementation of de-risking strategy and the reduction in the carrying value of AIG shares.
The AIA Group's portfolio of private equities is relatively small, constituting 0.3 per cent., 0.2 per cent. and 0.1 per cent. of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. The AIA Group has made investments in private equity in high growth economies, such as China and India, and diverse sectors, including manufacturing, services, retail and infrastructure.
The AIA Group's investment funds portfolio represented 4 per cent., 3 per cent. and 2 per cent. of the carrying value of total Policyholder and Shareholder Investments as of 30 November 2007, 2008 and 2009, respectively. The AIA Group owns a portfolio of investment properties used strictly for investment purposes. It also owns real estate for operational use but these are not reflected in its investment portfolio. The AIA Group's investment property portfolio had a net book value of USD190 million, USD217 million and USD244 million as of 30 November 2007, 2008 and 2009, respectively, excluding the carrying value of operating leases of leasehold landrelating to long-term leaseholds.

OPERATIONS

The AIA Group's
operations unit focuses on processing new business and servicing policies and policyholders across the company.
Operations are currently structured as three separate departments, representing various functional responsibilities:
.
Underwriting and New Business;
.
Claims Management; and
.
Customer Service.
As part of an ongoing strategic initiative to rationalise the AIA Group's infrastructure and achieve greater operational efficiencies, the operations unit is currently engaged in several key strategic initiatives, including increasing automation, reducing the amount of paper-based processing and increasing the internet-based self-service capability that the AIA Group can offer customers in developed markets.
For markets with large geographical coverage, such as Thailand and Indonesia, the AIA Group is engaged in a consolidation effort aimed at reducing the number of smaller processing centres and achieving economies of scale by concentrating processing in one or two processing centres per geographical market. For markets where operational costs are higher, the AIA Group has constructed a low-cost shared services centre.

Underwriting and New Business

The AIA Group's
underwriting operations involve the evaluation of its insurance products by a professional staff of underwriters and actuaries who determine the type and the amount of risk that it is willing to accept. The AIA Group has established rigorous personnel qualification requirements and review procedures for its underwriting professionals. It also employs a certain level of automated rules based systems in both medical and non-medical underwriting that is centrally managed by its regional AIA Group office. Underwriting is governed by detailed policies, guidelines and procedures centrally designed and established to assist the AIA Group's underwriters to assess and quantify risks before issuing an insurance policy or contract to a qualified customer. Based on regional approval, local personnel and underwriters in the business units in each of the geographical markets in which the AIA Group operates customise the underwriting systems to serve their respective local markets. The AIA Group's geographical reach also allows it to utilise its underwriting experience from more developed markets and apply it to developing markets with less historical underwriting data by sharing established best practice underwriting principles among markets. In this manner it is able to leverage its long history and experience in markets such as Thailand, and assess risk in geographical markets with limited statistical data, such as Vietnam.
The AIA Group's underwriters evaluate the risk characteristics of each prospective insured risk and underwriting decisions are based on a group-wide model. Requests for coverage are reviewed based on their merits. An insurance policy or contract is not issued unless the particular risk has been examined and approved for underwriting or falls within certain pre-established criteria. The AIA Group sets authorisation limits and procedures depending on the size of the policy or contract and have pre-established authorisation limits for its underwriting personnel depending on their level of qualification.
In order to maintain high standards of underwriting quality and consistency, the AIA Group engages on an ongoing basis in a multilevel series of internal underwriting audits. Its product pricing philosophy reflects its underwriting standards and is based on the expected payout of benefits, calculated through the use of assumptions for mortality, morbidity, persistency, expenses and investment returns, as well as certain macroeconomic factors such as inflation. These assumptions include a margin for expected profitability and the possibility that actual experience deviates from anticipated experience, and are based on the AIA Group's own extensive experience and internal data as well as data published by external sources in each of the geographical markets in which it operates.

Claims Management

Claims that the AIA Group receive on its products are processed and investigated in a structured manner by the claims team in each of the geographical markets in which the AIA Group operates. Claims are typically received by the AIA Group's employees or agents who assist policyholders with claims for submission and forward them to the claims team for further review and verification. Major and unusual claims, such as early death claims, are elevated to senior assessors and sometimes will be referred to the regional group office. If a claim is verified, the amount payable is calculated and, if approved, is distributed to the customer or directly settled with the service provider. Claims policies, procedures and controls are determined by the regional group office. The AIA Group manages claims management risk through organisational and computer systems controls. The AIA Group's organisational controls include pre-established procedures, guidelines and authorisation limits for various operating levels as well as periodic and ad hoc inspections of the local operating units in each of the geographical markets in which it operates. Routine quality assurance control is part of its standard operating procedure to ensure that claim assessment quality and accuracy are in line with its expected loss ratio. The AIA Group also imposes specific requirements on the qualification and employment of its claims staff. It has service standards for claims processing and strives to resolve claims in a timely and structured manner with appropriate diligence.
The AIA Group has established a claims assessment process to ensure the authenticity and quality of submitted claims, including those related to health and medical insurance. Its staff assess the submitted claims in accordance with detailed internal guidelines and checklists, which require comprehensive review and verification of key documents and events. Claimants are required to submit detailed documentation. For example, a typical reimbursement claim requires a full set of original, duly signed claims forms, receipts and, if applicable, hospital statements. The AIA Group's staff check the authenticity of documents by, among other things, reviewing the signatures on the documents, checking that submitted documents are in the usual formats issued by the relevant authorities and reviewing the official stamps of the relevant clinic, hospital or authority. The AIA Group's staff assess the appropriateness of submitted claims by reviewing the status of the relevant policies or benefits, as well as any limitations set forth in the relevant contracts, such as terms related to exclusions, pre-existing conditions and waiting periods. The AIA Group verifies the identities of the claimants or insured beneficiaries and collects and reviews documentation related to the events on which the claim is based. In addition, its staff conduct background checks of the hospitals and physicians or other health care providers referenced in the claims to ensure that they have the necessary authorisations and appropriate medical qualifications. The claims assessment process also provides staff with flexibility to properly assess the submitted claim. For example, staff may accept a late claim if it determines that the reason for delay is reasonable or may conduct further investigations and fact findings if a submitted claim lacks critical information or appears fraudulent.

Customer Service and Contact Centre

The AIA Group
seeks to provide quality services to its customers and potential customers and to be responsive to their needs, both before and after issuing a policy or contract, through an extensive customer service network. It delivers customer services primarily through its customer service units at each of its local operating units via its contact centres and offices, agency force, internet platform and telephone services based on guidelines established by group operations. It is continually enhancing its customer services through technology and innovation, such as innovation towards customer self-service through interactive voice response and other digital services, with a goal of transitioning to a platform that is efficient for customers and distribution channels at all interactive sites. The AIA Group's customer services are also adapted based on geographic market needs. For example, AIA Korea's business emphasis is on internet- and website-based customer service, while AIA Singapore's business is testing a pilot program that focuses on high value customers.
The AIA Group's customer service network is managed by a specialised customer service department in each of its local operating units. The regional group office is responsible for setting uniform service standards and procedures for providing product-related services to customers, handling inquiries and complaints from customers and training customer services personnel. Customer service is consistent and well rated in the markets in which the AIA Group participates. The AIA Group is a frequent recipient of various industry awards, including:
.
Readers Digest Trust Brand Award for Insurance (Hong Kong 2004 - 2009; Singapore 2004 - 2009; Thailand 2004 - 2009; Australia 2007 - 2009; Malaysia 2006 - 2008);
.
Preferred Insurance Vendor of the Year 2008 - Singapore; and
.
Insurance Company of the Year 2008 - Thailand.

Reinsurance

The AIA Group
reinsures a portion of the risk that it assumes under its insurance products to reduce its exposure to loss and protect its capital resources. In addition, it makes use of reinsurance to obtain product pricing expertise when entering new lines of business, products or markets. The AIA Group's reinsurance includes both arrangements with third party reinsurers not affiliated with it (i.e., external reinsurance) and arrangements between and among businesses entirely within the AIA Group (i.e., internal reinsurance). A central component of the AIA Group's reinsurance strategy is to use internal reinsurance where applicable local regulations allow. As a result of its history and scale, the AIA Group has accumulated a substantial volume of experience and data which assists in its reinsurance strategy. Where it does not have adequate data, such as when it insures a new type of risk, it may reinsure a substantial portion or all of such risk. As it develops experience data related to such new risk, it may gradually retain more of the risk and reduce the use of related external reinsurance over time.
When the AIA Group uses reinsurance, it cedes to a reinsurer a portion of the risk that it assumes under its insurance products in exchange for a portion of the premiums it receive with respect to these products.
The AIA Group engages in a rigorous approval process when entering into reinsurance arrangements. The AIA Group's criteria for selecting third party reinsurers include financial strength, service, terms of coverage, claims settlement efficiency and price. It monitors the financial condition of its third party reinsurers on an ongoing basis and reviews its reinsurance arrangements periodically. To reduce reinsurance concentration risk, it has established reinsurance programs with various leading international third party reinsurers and limits exposure to any one third party reinsurer. In some geographical markets in which it operates, local insurance regulations require it to use local third party reinsurers for a portion of its reinsurance. The AIA Group has clearly defined risk limits, tailored to its products and geographical markets in which it operates, related to both internal and external reinsurance.
When the AIA Group uses internal reinsurance, one of its operating subsidiaries or branches cedes to another member of the group a portion of the risk that operating subsidiary or branch assumes under the AIA Group's insurance products. Under the AIA' Group's internal reinsurance strategy, the member of the group that acts as reinsurer will typically obtain external reinsurance in order to cede to a third party reinsurer risk above certain defined risk limits.

Information Technology

The AIA Group's
information technology group plays a significant role in supporting its business growth and providing reliable service to its customers, agents and business partners. The AIA Group has adopted a shared services strategy and currently has three shared services centres to improve quality, service and cost-efficiency. The majority of its core application development and support is delivered through these shared services centres.
It has a suite of information technology application systems that is capable of processing large volumes of data efficiently and cost effectively. Its systems include applications related to e-business processes, sales and management support, sales illustration, underwriting, imaging and workflow, policy administration, actuarial, financial management and analysis and human resources. The AIA Group is expanding its deployment of "straight through" process functions across the group to both expedite new business underwriting processes and significantly improve control, turnaround time and customer and business partner satisfaction. It is also in the process of implementing a uniform group-wide financial system with service providers through its financial transformation programme.
The AIA Group's digital strategy includes the expansion of self-service functions to provide additional convenience to customers, agents and business partners. While its agents and business partners can already perform many self-service functions online, such as enquiries relating to their portfolio of fund switching products, status checks of new product applications and reviews of sales performance reports, the AIA Group is expanding the usage of the internet and other digital platforms (e.g., cell phones, PDA, etc.) to provide even more online functions. It has expanded, and will continue to expand, its strategy of centralising its information technology group to improve efficiency, quality and lower unit cost. Where permitted by local regulations, the AIA Group intends to consolidate its existing infrastructure and data centres and outsource them to third-party vendors.
To minimise the impact of a partial or complete failure of any of its information technology or communications systems, the AIA Group has implemented two programmes - the Business Continuity Plan and the Disaster Recovery Plan - which provide detailed processes and procedures to be applied in case of any such failure. Furthermore, it maintains a network of disaster recovery facilities designed to be activated in place of its primary facilities in case of failure and it has created a remote backup management system to limit potential losses of data resulting from system disruptions.

EMPLOYEES

As of 30 November 2009, the AIA Group had a total of approximately 23,500 permanent employees, employee agents and fixed term employees. The following table shows an approximate breakdown of its employees by function as of 30 November 2009:

	Number of Employees	% of Total
Sales & Marketing...........................................................................................................................	12,100	51
Claims / Customer Services............................................................................................................	2,350	10
Business Acquisition......................................................................................................................	2,250	10
General Services............................................................................................................................	1,750	7
Information Technology...................................................................................................................	1,500	6
Finance and Accounting.................................................................................................................	1,100	5
Actuarial / Product Development.....................................................................................................	500	2
Human Resources..........................................................................................................................	400	2
Legal / Compliance / Internal Audit..................................................................................................	400	2
Executive Management...................................................................................................................	200	1
Investment.......................................................................................................................................	200	1
Others.............................................................................................................................................	800	3
Total ...............................................................................................................................................	23,500	100

The AIA Group enters into employment agreements with individual employees covering matters such as salary, employee benefits, confidentiality obligations and termination of employment. It generally formulates its employees' compensation to include one or more elements such as salaries, allowances, bonuses, long term incentives and benefits subject to applicable rules and regulations. The AIA Group's compensation programs are designed to remunerate its employees based on their performance, roles and responsibilities, skills and competencies. The AIA Group also performs market benchmarking with respect to its compensation programs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  01 March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Name Susan Henderson
Title Deputy Group Secretary